SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 23, 2026

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Announcement of LM Ericsson Telephone Company, January 23, 2026 regarding “Fourth quarter and full-year report 2025”

Fourth quarter and full-year report 2025

Strategic highlights – solid commercial momentum and operational execution

●	Organic sales growth in all three segments in Q4, with 12%* growth in segment Cloud Software and Services.
●	Operational improvements in recent years driving strong margins and solid free cash flow.

Fourth quarter highlights – good organic growth with all segments contributing

●

Sales increased by 6%* YoY. Market areas Europe, Middle East and Africa and South East Asia, Oceania and India grew, Americas was broadly stable while North East Asia declined. Reported sales were SEK 69.3 (72.9) b.

●	Adjusted[1] gross income was SEK 33.2 (33.7) b. with currency headwinds offsetting strong operational execution. Reported gross income was SEK 32.7 (32.7) b.
●	Adjusted[1] gross margin was 48.0% (46.3%) driven mainly by improvements in Cloud Software and Services. Reported gross margin was 47.2% (44.9%).
●	Adjusted[1] EBITA was SEK 12.7 (10.2) b. with an 18.3% (14.1%) margin, benefiting from improved segment margins in Mobile Networks. Reported EBITA was SEK 11.6 (8.6) b. with a 16.7% (11.8%) margin.
●	Net income was SEK 8.6 (4.9) b. EPS diluted was SEK 2.57 (1.44).
●	Free cash flow before M&A was SEK 14.9 (15.8) b.

Full-year highlights – margins stabilized at good levels and solid free cash flow

●	Sales increased by 2%*, with growth in Networks and Cloud Software and Services. Reported sales were SEK 236.7 (247.9) b.
●	Adjusted[1] gross income increased to SEK 113.9 (111.4) b. driven by improvements in Mobile Networks, and despite a SEK -7.2 b. currency headwind. Adjusted gross margin increased to 48.1% (44.9%).
●	Adjusted[1] EBITA was SEK 42.9 (27.2) b. with an adjusted[1] EBITA margin of 18.1% (11.0%), including the gain from the divestment of iconectiv.
●	Net income was SEK 28.7 (0.4) b. EPS diluted was SEK 8.51 (0.01).
●	Free cash flow before M&A was SEK 26.8 (40.0) b., delivering a cash flow to net sales of 11.3%.
●	Net cash at year-end 2025 was SEK 61.2 (37.8) b.
●	Return on capital employed was 24.1% (2.6%), including the benefit of the iconectiv divestment.
●	A dividend of SEK 3.00 (2.85) per share for 2025 and a share buyback program of SEK 15.0 b. will be proposed to the AGM by the Board of Directors.

Börje Ekholm, President and CEO, said: “Our Q4 results demonstrate solid execution of our strategy priorities. It is encouraging that we delivered organic growth in a flattish RAN market environment through our efforts in mission critical networks, 5G core and Enterprise. The operational actions we have taken in recent years have resulted in improved margins and cash flow, with a ninth consecutive quarter of year-over-year adjusted EBITA margin expansion.

R&D investments to extend technology leadership continued, with a focus on AI-native, secure, and autonomous mobile networks. We generated strong free cash flow and have a strong cash position today. The Board will propose an increased dividend of SEK 3.00 per share, and will also seek a mandate for a share buyback of SEK 15 b.

For 2026, we expect the RAN market to be flat. Mission critical and enterprise markets, where we are well positioned, are expected to grow. In this environment, we plan to increase investments in defense during 2026 while continuing to optimize our cost base to support margins and cash flow generation.”

*	Sales adjusted for the impact of acquisitions and divestments and effects of foreign currency fluctuations.
[1]	Adjusted metrics exclude restructuring charges.

1	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.

SEK b.	Q4 2025	Q4 2024	YoY change	Q3 2025	QoQ change	Jan-Dec 2025	Jan-Dec 2024	YoY change

Net sales	69.3	72.9	-5%	56.2	23%	236.7	247.9	-5%

Organic sales growth ¹ ²	-	-	6%	-	-	-	-	2%

Gross income	32.7	32.7	0%	26.8	22%	112.7	109.4	3%

Gross margin ²	47.2%	44.9%	-	47.6%	-	47.6%	44.1%	-

EBIT	11.2	8.0	40%	15.2	-26%	38.6	4.3	-

EBIT margin ²	16.1%	10.9%	-	26.9%	-	16.3%	1.7%	-

EBITA ²	11.6	8.6	35%	15.5	-25%	40.5	22.1	83%

EBITA margin ²	16.7%	11.8%	-	27.6%	-	17.1%	8.9%	-

Net income	8.6	4.9	76%	11.3	-24%	28.7	0.4	-

EPS diluted, SEK	2.57	1.44	78%	3.33	-23%	8.51	0.01	-

Free cash flow before M&A ²	14.9	15.8	-6%	6.6	124%	26.8	40.0	-33%

Net cash, end of period ²	61.2	37.8	62%	51.9	18%	61.2	37.8	62%

Adjusted financial measures ² ³

Adjusted gross income	33.2	33.7	-1%	27.0	23%	113.9	111.4	2%

Adjusted gross margin	48.0%	46.3%	-	48.1%	-	48.1%	44.9%	-

Adjusted EBIT	12.3	9.6	28%	15.5	-21%	41.0	9.3	-

Adjusted EBIT margin	17.7%	13.1%	-	27.5%	-	17.3%	3.8%	-

Adjusted EBITA	12.7	10.2	24%	15.8	-20%	42.9	27.2	58%

Adjusted EBITA margin	18.3%	14.1%	-	28.1%	-	18.1%	11.0%	-

[1]	Sales adjusted for the impact of acquisitions and divestments and effects of foreign currency fluctuations.
[2]	Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statement.
[3]	Adjusted metrics exclude restructuring charges.

Amounts marked with an ‘*’ in this document represent sales growth adjusted for the impact of acquisitions and divestments and effects of foreign currency fluctuations, also named organic sales growth. These numbers present performance on a comparable basis to improve the comparability of results between periods. Organic sales growth figures are non-IFRS measures.

‘Adjusted’ metrics are adjusted to exclude restructuring charges and are non-IFRS measures. This is a change in nomenclature only.

See ‘Financial statements and other information’ for Alternative performance measures.

2	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.

Group results

SEK b.	Q4 2025	Q4 2024	YoY change	Q3 2025	QoQ change	Jan-Dec 2025	Jan-Dec 2024	YoY change

Net sales	69.3	72.9	-5%	56.2	23%	236.7	247.9	-5%

Organic sales growth ¹	-	-	6%	-	-	-	-	2%

Gross income	32.7	32.7	0%	26.8	22%	112.7	109.4	3%

Gross margin	47.2%	44.9%	-	47.6%	-	47.6%	44.1%	-

Research and development (R&D) expenses	-13.1	-13.9	-	-11.5	-	-48.9	-53.5	-

Selling and administrative expenses	-9.0	-10.5	-	-7.9	-	-33.7	-51.7	-

Impairment losses on trade receivables	0.1	0.0	-	0.0	-	0.2	-0.3	-

Other operating income and expenses	0.4	-0.1	-	7.7	-95%	8.2	0.6	-

Share of earnings of associated companies	0.0	-0.3	-	0.0	-	0.1	-0.2	-

EBIT	11.2	8.0	40%	15.2	-26%	38.6	4.3	-

EBIT margin ¹	16.1%	10.9%	-	26.9%	-	16.3%	1.7%	-

EBITA ¹	11.6	8.6	35%	15.5	-25%	40.5	22.1	83%

EBITA margin ¹	16.7%	11.8%	-	27.6%	-	17.1%	8.9%	-

Financial income and expenses, net	-0.1	-0.4	-	-0.2	-	-0.3	-1.7	-

Income tax	-2.5	-2.7	-	-3.6	-	-9.6	-2.2	-

Net income	8.6	4.9	76%	11.3	-24%	28.7	0.4	-

Restructuring charges	-1.1	-1.6	-	-0.3	-	-2.3	-5.0	-

Adjusted financial measures ¹

Adjusted gross income	33.2	33.7	-1%	27.0	23%	113.9	111.4	2%

Adjusted gross margin	48.0%	46.3%	-	48.1%	-	48.1%	44.9%	-

Adjusted EBIT	12.3	9.6	28%	15.5	-21%	41.0	9.3	-

Adjusted EBIT margin	17.7%	13.1%	-	27.5%	-	17.3%	3.8%	-

Adjusted EBITA	12.7	10.2	24%	15.8	-20%	42.9	27.2	58%

Adjusted EBITA margin	18.3%	14.1%	-	28.1%	-	18.1%	11.0%	-
[1]	Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

Fourth quarter comments

Net sales

Reported sales decreased by -5% YoY to SEK 69.3 (72.9) b., including a SEK -6.8 b. currency impact. Networks sales declined by -6% to SEK 44.2 b. Cloud Software and Services sales increased by 3% to SEK 20.0 b. Enterprise sales declined by -25% to SEK 4.6 b., mainly driven by a SEK -1.1 b. impact from the divestment of iconectiv in Q3 2025. Sales in segment Other were SEK 0.5 b.

Organic sales grew by 6% YoY. Networks sales increased by 4%* with sales growth in Europe, Middle East and Africa as well as in South East Asia, Oceania and India, partly offset by lower sales in the other market areas. Cloud Software and Services sales grew by 12%*, with growth in all market areas. Sales in segment Enterprise grew by 2%*, with higher sales in Global Communications Platform partly offset by a decline in Enterprise Wireless Solutions.

IPR licensing revenues decreased slightly to SEK 3.3 (3.5) b. as Q4 2024 benefited from retroactive revenue for unlicensed periods. 82% of IPR licensing revenues are reported in segment Networks, with the remainder in Cloud Software and Services.

Gross income and margin

Gross margin increased to 47.2% (44.9%). Networks gross margin increased, reflecting prior periods’ cost-reduction actions and operational efficiency. Gross margin in Cloud Software and Services increased as a result of prior periods’ cost-reduction actions and improved delivery performance. The margin declined in Enterprise primarily due to the impact of the divestment of iconectiv.

Gross income was stable at SEK 32.7 (32.7) b., as improvements in gross margin were offset by a negative currency impact of SEK -3.6 b. and the impact of the divestment of iconectiv.

Adjusted gross income decreased slightly to SEK 33.2 (33.7) b., with a margin of 48.0% (46.3%).

Research and development (R&D) expenses

R&D expenses decreased to SEK -13.1 (-13.9) b., including restructuring charges of SEK -0.3 (-0.4) b. and a positive currency impact of SEK 0.5 b. Excluding these impacts, R&D was broadly stable, with increased investments for technology leadership offset by savings from cost-reduction actions.

Selling and administrative (SG&A) expenses

SG&A expenses were SEK -9.0 (-10.5) b., including restructuring charges of SEK -0.3 (-0.2) b. and a currency benefit of SEK 0.6 b. SG&A expenses declined in all segments as a result of prior periods’ cost-reduction actions.

Other operating income and expenses

Other operating income and expenses were SEK 0.4 (-0.1) b. benefiting from the divestment of a minority interest.

Restructuring charges

Restructuring charges were SEK -1.1 (-1.6) b. mainly related to redundancy activities. Gross income included SEK -0.5 (-1.0) b. of restructuring charges, while operating expenses included SEK -0.6 (-0.6) b. of restructuring charges.

EBITA

EBITA increased to SEK 11.6 (8.6) b. mainly driven by lower operating expenses, benefiting from prior periods’ cost-reduction actions and improved gross margins. EBITA included a negative YoY currency impact of SEK -2.5 b. The EBITA margin was 16.7% (11.8%).

Adjusted EBITA increased to SEK 12.7 (10.2) b. The adjusted EBITA margin was 18.3% (14.1%).

EBIT

EBIT increased to SEK 11.2 (8.0) b. with a margin of

16.1% (10.9%). Amortization impacted EBIT by SEK -0.4 (-0.7) b.

Adjusted EBIT increased to SEK 12.3 (9.6) b. with a margin of 17.7% (13.1%).

3	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.	Group results

Financial income and expenses, net

Financial income and expenses were SEK -0.1 (-0.4) b. Financial net increased, primarily as a result of lower interest rates on borrowings and reduction in borrowings. The currency hedge effect was SEK 0.0 (0.0) b.

Income tax

Taxes were SEK -2.5 (-2.7) b.

Net income

Net income increased to SEK 8.6 (4.9) b.

Diluted EPS was SEK 2.57 (1.44).

Employees

The number of employees on December 31, 2025, was 88,826 compared with 89,898 on September 30, 2025. On December 31, 2024, the number of employees was 94,236.

Full-year comments

Net sales

Reported sales decreased by -5% to SEK 236.7 (247.9) b. with a currency impact of SEK -13.9 b. Networks sales declined by -5% to SEK 151.0 (158.2) b., sales in Cloud Software and Services were stable at SEK 62.7 (62.6) b., and Enterprise sales declined by -15% to SEK 21.1 (24.9) b. including a SEK -1.6 b. negative impact from the divestment of iconectiv in Q3 2025.

Organic sales grew by 2%*. Cloud Software and Services sales increased by 6%*, while Networks sales grew by 1%* and Enterprise sales declined by -5%*.

Organic sales increased in market area Americas, driven by good growth in North America, while sales in Latin America declined. Organic sales in market area Europe, Middle East and Africa grew driven by Middle East and Africa. Sales declined in the other market areas, with the largest reduction in market area South East Asia, Oceania and India, primarily due to reduced investment levels in India. IPR licensing revenues were SEK 14.5 (14.0) b.

The sales mix by commodity was: hardware 37% (38%), software 23% (23%) and services 39% (39%).

Gross income and margin

Gross income increased to SEK 112.7 (109.4) b. with a gross margin of 47.6% (44.1%). The improved gross margin was driven by cost-reduction actions and operational efficiency as well as favorable market mix. Gross income included a negative YoY currency impact of SEK -7.2 b.

Adjusted gross income increased to SEK 113.9 (111.4) b. Adjusted gross margin increased to 48.1% (44.9%).

Research and development (R&D) expenses

R&D expenses decreased to SEK -48.9 (-53.5) b., including restructuring charges of SEK -0.6 (-2.1) b. and a currency benefit of SEK 1.2 b. In 2024, R&D expenses were impacted by an impairment of intangible assets of SEK -1.4 b. Excluding these items, R&D expenses decreased by SEK -0.5 b. YoY. Investments in R&D, for technology leadership and operational resilience, were more than offset by savings from cost-reduction actions in Cloud Software and Services.

Selling and administrative (SG&A) expenses

SG&A expenses decreased to SEK -33.7 (-51.7) b. including restructuring charges of SEK -0.5 (-0.8) b. and a currency benefit of SEK 1.3 b. In 2024 SG&A expenses were impacted by an impairment of intangible assets of SEK -12.6 b. Excluding these items, SG&A expenses decreased by SEK -3.6 b. YoY as a result of cost-reduction actions. The decline was also supported by the Q3 divestments in Enterprise.

Other operating income and expenses

Other operating income and expenses were SEK 8.2 (0.6) b. reflecting a SEK 7.6 b. capital gain from the divestment of iconectiv and a SEK 0.4 b. benefit from a divestment of a minority interest.

Restructuring charges

Restructuring charges amounted to SEK -2.3 (-5.0) b. mainly related to redundancy activities. Gross income included SEK -1.3 (-2.0) b. of restructuring charges, while operating expenses included SEK -1.1 (-3.0) b. of restructuring charges.

EBITA

EBITA increased to SEK 40.5 (22.1) b. including a SEK 7.6 b. capital gain from the divestment of iconectiv and a negative currency impact of SEK -4.8 b. EBITA was supported by lower operating expenses and higher gross income. The EBITA margin was 17.1% (8.9%), driven by EBITA margin improvements in Mobile Networks and a 3.2 percentage point benefit from the iconectiv gain.

Adjusted EBITA increased to SEK 42.9 (27.2) b. The adjusted EBITA margin was 18.1% (11.0%).

EBIT

EBIT increased to SEK 38.6 (4.3) b., with a margin of 16.3% (1.7%). In 2024 EBIT was impacted by a SEK -15.3 b. non-cash impairment charge related to the impairment of intangible assets.

Adjusted EBIT was SEK 41.0 (9.3) b. with a margin of 17.3% (3.8%).

Financial income and expenses, net

Financial income and expenses were SEK -0.3 (-1.7) b. benefiting from lower interest rates and reduced borrowings, a reduction in other financial expenses, as well as a positive impact from currency hedges. The currency hedge effect was SEK 0.4 (0.1) b.

Income tax

Taxes were SEK -9.6 (-2.2) b. The effective tax rate was 25% for 2025, reflecting higher taxable income in jurisdictions with lower statutory tax rates. The effective tax rate for 2024 was 28%, excluding impairment charges, mainly goodwill and intangible assets related to Vonage.

Net income

Net income increased to SEK 28.7 (0.4) b. primarily driven by improved EBIT partly offset by higher taxes. Diluted EPS increased to SEK 8.51 (0.01), including a SEK 1.70 per share benefit from the gain related to the divestment of iconectiv.

4	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.	Group results

Market area sales

SEK b.	Q4 2025	Q4 2024	YoY change	YoY organic growth	Q3 2025	QoQ change	Jan-Dec 2025	Jan-Dec 2024	YoY change	YoY organic growth

Americas	22.9	25.8	-11%	-1%	19.8	16%	83.4	85.7	-3%	4%

Europe, Middle East and Africa	23.4	21.9	7%	13%	16.7	40%	70.7	71.3	-1%	3%

South East Asia, Oceania and India	9.0	8.4	6%	19%	7.1	27%	28.8	32.4	-11%	-4%

North East Asia	5.2	7.1	-27%	-16%	3.8	36%	16.0	18.8	-15%	-9%

Other	8.8	9.7	-9%	13%	8.8	1%	37.7	39.7	-5%	5%

Of which IPR	3.3	3.5	-5%	-	3.1	6%	14.5	14.0	4%	-

Total	69.3	72.9	-5%	6%	56.2	23%	236.7	247.9	-5%	2%

Fourth quarter comments

Market Area Americas

Sales decreased by -1%* YoY. Networks sales declined by -3%* with North America broadly stable, following a strong Q4 2024, and lower volumes in Latin America, reflecting continued intense competition and reduced customer network investments. Cloud Software and Services sales increased by 8%*, supported by software growth in North America. Reported sales declined by -11% YoY.

Market Area Europe, Middle East and Africa

Sales grew by 13%* YoY, supported by project deliverables in mission critical networks in several markets. Network sales in Middle East and Africa grew strongly, driven primarily by ongoing network modernization in Saudi Arabia and Algeria, as well as a new 5G launch in Morocco. Network sales in Europe were stable, with the benefits from recent market share gains in the UK and a new 5G roll out in Turkey offset by the completion of modernization projects elsewhere. Cloud Software and Services sales increased across Europe and Middle East and Africa driven by core networks growth. Reported sales increased by 7%.

In the quarter, significant new agreements were announced with stc, to advance Saudi Arabia’s digital infrastructure, and with Telia, to extend the RAN partnership in key markets.

Market Area South East Asia, Oceania and India

Sales increased by 19%* YoY. Networks sales grew, driven mainly by accelerated 5G deployments in Vietnam, partly offset by reduced network investment levels in India. Cloud Software and Services sales increased, reflecting the timing of project deliveries in India. Reported sales increased by 6% YoY.

Market Area North East Asia

Sales declined by -16%* YoY. Networks sales declined due to reduced customer investments in some 5G front-runner markets. Cloud Software and Services sales increased as a result of recent core networks contract wins and favorable timing of project deliverables. Reported sales declined by -27% YoY.

In the quarter, it was announced that Ericsson’s Massive-MIMO radios had been deployed in DOCOMO’s 5G network in Japan.

Market Area Other

Market area Other includes IPR licensing revenues and almost all sales in segment Enterprise. Sales increased by 13%*, with organic sales growth in Enterprise, a slight decline in IPR licensing revenues and a positive hedge effect. Reported sales decreased by -9% YoY.

In the quarter, a strategic partnership with LotusFlare was announced, to accelerate the adoption of network APIs.

Full-year comments

Market Area Americas

Sales increased by 4%* YoY. Networks sales increased by 3%*. Networks sales in North America grew, benefiting from increased market share and selective network investments by some large customers in the US and in Canada. In Latin America, sales declined due to continued intense competition and reduced customer network investments. Cloud Software and Services sales grew by 6%*, as a result of growth in core networks in North America. Reported sales declined by -3% YoY.

Market Area Europe, Middle East and Africa

Sales grew by 3%* YoY, supported by growth in mission critical networks. Networks sales in Middle East and Africa grew strongly, primarily driven by ongoing network modernization in Saudi Arabia and Algeria, as well as new 5G launches in Egypt and Morocco. Networks sales in Europe were stable, with the benefit of recent contract wins in the UK and Spain and a new 5G roll out in Turkey, offset by the completion of modernization projects elsewhere. Cloud Software and Services sales increased in Europe, driven by recent market share wins in the UK. Reported sales decreased by -1% YoY.

Market Area South East Asia, Oceania and India

Sales decreased by -4%* YoY. Networks sales declined, primarily due to reduced network investment levels in India, as well as increased competition in South East Asia. Sales in Cloud Software and Services grew primarily driven by timing of project deliverables. Reported sales decreased by -11% YoY.

Market Area North East Asia

Sales declined by -9%* YoY. Networks sales declined due to reduced customer investments in some 5G front-runner markets. Cloud Software and Services sales grew reflecting recent core networks contract wins. Reported sales declined by -15% YoY.

Market Area Other

Market area Other includes IPR licensing revenues and almost all sales in segment Enterprise. Sales increased by 5%* YoY, with sales growth in IPR licensing revenue and a favorable hedge effect. Reported sales decreased by -5% YoY.

5	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.	Market area sales

Segment results

Mobile Networks – Segment Networks

SEK b.	Q4 2025	Q4 2024	YoY change	Q3 2025	QoQ change	Jan-Dec 2025	Jan-Dec 2024	YoY change

Net sales	44.2	46.8	-6%	35.4	25%	151.0	158.2	-5%

Of which IPR licensing revenues	2.7	2.9	-5%	2.6	6%	11.9	11.4	4%

Organic sales growth	-	-	4%	-	-	-	-	1%

Gross income	21.6	22.3	-3%	17.7	22%	75.1	73.6	2%

Gross margin	49.0%	47.7%	-	50.0%	-	49.7%	46.6%	-

EBIT	9.3	9.3	1%	7.1	32%	29.8	25.7	16%

EBIT margin	21.1%	19.8%	-	20.0%	-	19.7%	16.2%	-

EBITA	9.3	9.4	0%	7.1	32%	30.2	25.9	17%

EBITA margin	21.1%	20.0%	-	20.0%	-	20.0%	16.3%	-

Restructuring charges	-0.7	-0.7	-	-0.1	-	-1.0	-1.9	-

Adjusted financial measures

Adjusted gross income	21.9	23.0	-5%	17.8	23%	75.5	74.7	1%

Adjusted gross margin	49.6%	49.1%	-	50.1%	-	50.0%	47.2%	-

Adjusted EBIT	10.0	10.0	0%	7.2	40%	30.8	27.6	12%

Adjusted EBIT margin	22.7%	21.4%	-	20.2%	-	20.4%	17.4%	-

Adjusted EBITA	10.1	10.1	-1%	7.2	40%	31.2	27.8	12%

Adjusted EBITA margin	22.8%	21.6%	-	20.3%	-	20.7%	17.5%	-

Breakdown of sales into products, services and IPR licensing is available in the back-end tables.

Fourth quarter comments

Net sales

Sales increased by 4%* YoY. Sales grew in market area Europe, Middle East and Africa as well as in South East Asia, Oceania and India, while sales declined in the other two market areas. Services sales grew, increasing sales mix share. Reported sales decreased by -6% YoY to SEK 44.2 (46.8) b., including a currency impact of SEK -4.4 b.

Sales growth in market area Europe, Middle East and Africa was driven by strong sales growth in Middle East and Africa, while sales in market area South East Asia, Oceania and India increased primarily due to growth in Vietnam. Sales in market area Americas declined slightly, primarily reflecting lower sales in Latin America. Sales declined across market area North East Asia, due to timing of network investments.

Gross income and margin

Adjusted gross margin increased to 49.6% (49.1%). Prior periods’ cost-reduction actions and operational efficiency more than offset a negative impact from product mix. Adjusted gross income decreased to SEK 21.9 (23.0) b., as the benefit of a higher gross margin was offset by lower sales and a negative currency impact of SEK -2.3 b.

EBITA

Adjusted EBITA was stable at SEK 10.1 (10.1) b. Lower gross income was offset by lower operating expenses, benefiting from continued efficiency improvements and positive currency impacts. EBITA was also positively impacted by SEK 0.4 b. from the divestment of a minority interest. R&D investments remained stable, supporting the strategy of building the best high-performing, AI-native, programmable networks, and maintaining technology leadership. Adjusted EBITA included a SEK -1.8 b. currency impact. The adjusted EBITA margin was 22.8% (21.6%).

Full-year comments

Net sales

Sales grew by 1%* YoY. Sales grew in market area Americas as well as in Europe, Middle East and Africa, while sales declined in the other two market areas. Reported sales decreased by -5% YoY to SEK 151.0 (158.2) b., including a currency impact of SEK -9.2 b.

In market area Americas, growth in North America was partly offset by a decline in Latin America. Sales growth in market area Europe, Middle East and Africa was driven by strong sales growth in Middle East and Africa. Sales declined in market area South East Asia, Oceania and India, primarily in India, and in market area North East Asia.

Gross income and margin

Adjusted gross margin increased to 50.0% (47.2%) as a result of continued cost-reduction actions and operational efficiency. Adjusted gross income increased to SEK 75.5 (74.7) b., despite lower net sales and a negative currency impact of SEK -5.0 b.

EBITA

Adjusted EBITA increased to SEK 31.2 (27.8) b. supported by higher gross income and lower operating expenses. Operating expenses decreased, benefiting from continued efficiency improvements and positive currency impacts. R&D investments remained stable, supporting the strategy of building the best high-performing, AI-native, programmable networks and maintaining technology leadership. Adjusted EBITA included a SEK -3.9 b. currency impact. The adjusted EBITA margin was 20.7% (17.5%).

6	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.	Segment results

Mobile Networks – Segment Cloud Software and Services

SEK b.	Q4 2025	Q4 2024	YoY change	Q3 2025	QoQ change	Jan-Dec 2025	Jan-Dec 2024	YoY change

Net sales	20.0	19.5	3%	15.3	31%	62.7	62.6	0%

Of which IPR licensing revenues	0.6	0.6	-5%	0.6	6%	2.6	2.5	4%

Organic sales growth	-	-	12%	-	-	-	-	6%

Gross income	8.6	7.2	19%	6.5	34%	26.1	23.0	14%

Gross margin	43.1%	37.2%	-	42.1%	-	41.7%	36.8%	-

EBIT (loss)	3.4	1.1	-	1.7	95%	6.0	-0.4	-

EBIT margin	16.8%	5.6%	-	11.2%	-	9.6%	-0.7%	-

EBITA (loss)	3.4	1.1	-	1.7	95%	6.0	-0.4	-

EBITA margin	16.8%	5.7%	-	11.2%	-	9.6%	-0.6%	-

Restructuring charges	-0.3	-0.7	-	-0.2	-	-1.2	-2.4	-

Adjusted financial measures

Adjusted gross income	8.9	7.6	17%	6.7	33%	26.9	23.9	13%

Adjusted gross margin	44.3%	39.0%	-	43.6%	-	43.0%	38.2%	-

Adjusted EBIT	3.7	1.8	107%	1.9	94%	7.2	2.0	-

Adjusted EBIT margin	18.5%	9.2%	-	12.5%	-	11.4%	3.2%	-

Adjusted EBITA	3.7	1.8	106%	1.9	94%	7.2	2.0	-

Adjusted EBITA margin	18.6%	9.3%	-	12.5%	-	11.4%	3.2%	-

Breakdown of sales into products, services and IPR licensing is available in the back-end tables.

Fourth quarter comments

Net sales

Sales increased by 12%* YoY, driven by increased core networks sales across all market areas. Reported sales grew by 3% to SEK 20.0 (19.5) b., despite a currency impact of SEK -1.8 b. Services sales accounted for 58% (60%) of sales.

Sales grew in all market areas. The strongest growth was in market areas North East Asia and South East Asia, Oceania and India, driven by timing of project deliverables. In market area Europe, Middle East and Africa, sales grew in Africa and in Europe. In market area Americas, sales growth in North America was partly offset by lower sales in Latin America.

Gross income and margin

Adjusted gross margin increased to 44.3% (39.0%), supported by a favorable product mix, with a higher share of software sales. In addition, the margin benefited from improved delivery efficiency and enhanced delivery performance in customer projects. Adjusted gross income increased to SEK 8.9 (7.6) b. despite a SEK -0.9 b. currency impact.

EBITA

Adjusted EBITA was SEK 3.7 (1.8) b. supported by higher gross income and lower operating expenses, reflecting strong strategy execution. Operating expenses decreased, benefiting from continued efficiency improvements and positive currency impacts. Adjusted EBITA included a SEK -0.7 b. currency impact. The adjusted EBITA margin was 18.6% (9.3%).

Full-year comments

Net sales

Sales grew by 6%* YoY, as a result of increased core network sales across all market areas, driven by 5G core solutions. Reported sales were stable at SEK 62.7 (62.6) b. including a currency impact of SEK -3.4 b. Services sales accounted for 62% (64%) of sales.

Sales grew in all market areas. The strongest growth was in market area Americas, driven by good growth in North America, partly offset by lower sales in Latin America. Growth in market area Europe, Middle East and Africa was driven mainly by Europe. Sales growth in market South East Asia, Oceania and India was driven by India. In market area North East Asia, sales growth was driven by growth in Japan.

Gross income and margin

Adjusted gross margin increased to 43.0% (38.2%) benefiting from strong strategy execution with improved delivery efficiency and performance, with higher share of software sales and continued focus on commercial discipline. Adjusted gross income increased to SEK 26.9 (23.9) b. despite a SEK -1.5 b. currency impact.

EBITA

Adjusted EBITA increased to SEK 7.2 (2.0) b. supported by higher gross income and lower operating expenses, reflecting strong strategy execution. Operating expenses decreased, benefiting from continued efficiency improvements and positive currency impacts, more than offsetting the increased investments in technology leadership. Adjusted EBITA included a SEK -0.9 b. currency impact. The adjusted EBITA margin was 11.4% (3.2%).

7	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.	Segment results

Segment Enterprise

SEK b.	Q4 2025	Q4 2024	YoY change	Q3 2025	QoQ change	Jan-Dec 2025	Jan-Dec 2024	YoY change

Net sales	4.6	6.1	-25%	5.1	-9%	21.1	24.9	-15%

Of which Global Comms Platform (Vonage)	3.2	3.4	-7%	3.2	0%	12.9	14.8	-13%

Of which Enterprise Wireless Solutions	1.2	1.4	-14%	1.2	2%	4.8	4.9	-2%

Organic sales growth	-	-	2%	-	-	-	-	-5%

Gross income	2.4	3.3	-28%	2.6	-9%	11.4	12.8	-11%

Gross margin	52.1%	54.3%	-	51.6%	-	53.9%	51.4%	-

EBIT (loss)	-1.5	-1.9	-	6.6	-	3.2	-22.1	-

EBIT margin	-33.3%	-30.8%	-	131.5%	-	15.3%	-88.8%	-

EBITA (loss)	-1.1	-1.3	-	7.0	-	4.7	-4.5	-

EBITA margin	-24.5%	-21.8%	-	138.1%	-	22.3%	-18.0%	-

Restructuring charges	0.0	-0.2	-	0.0	-	-0.1	-0.5	-

Adjusted financial measures

Adjusted gross income	2.4	3.3	-28%	2.6	-9%	11.4	12.8	-11%

Adjusted gross margin	52.1%	54.3%	-	51.6%	-	53.9%	51.5%	-

Global Comms Platform (Vonage)	46.7%	49.6%	-	46.2%	-	48.0%	44.8%	-

Enterprise Wireless Solutions	67.4%	57.5%	-	63.5%	-	63.0%	58.8%	-

Adjusted EBIT (loss)	-1.5	-1.7	-	6.7	-	3.4	-21.6	-

Adjusted EBIT margin	-33.2%	-28.3%	-	132.0%	-	16.0%	-86.8%	-

Adjusted EBITA (loss)	-1.1	-1.2	-	7.0	-	4.9	-4.0	-

Of which Global Comms Platform (Vonage) ¹	-0.6	-0.6	-	-0.6	-	-2.0	-2.0	-

Of which Enterprise Wireless Solutions ¹	-0.3	-0.5	-	-0.3	-	-1.3	-2.2	-

Adjusted EBITA margin	-24.4%	-19.3%	-	138.7%	-	23.0%	-16.0%	-

1 Common costs are included at segment level only (not distributed within the segment).

Fourth quarter comments

Net sales

Sales increased by 2%* YoY. Higher sales in Global Communications Platform were partly offset by a decline in Enterprise Wireless Solutions. Reported sales decreased by -25% YoY to SEK 4.6 (6.1) b., reflecting the divestment of iconectiv in Q3 2025 and a currency impact of SEK -0.5 b.

Sales in Global Communications Platform increased by 3%* YoY, benefiting from growth in CPaaS.

Sales in Enterprise Wireless Solutions declined by -3%* YoY, with growth in WWAN solutions offset by lower sales in Private 5G solutions, reflecting strong deliveries in the prior year period.

Gross income and margin

Adjusted gross margin decreased to 52.1% (54.3%), as the impact of the divestment of iconectiv in Q3 2025 and a change in business mix in Global Communications Platform were partly offset by higher gross margins in Enterprise Wireless Solutions. Adjusted gross income was SEK 2.4 (3.3) b., reflecting the divestment of iconectiv in Q3 2025 and a negative currency impact of SEK -0.3 b.

EBITA (loss)

Adjusted EBITA (loss) was SEK -1.1 (-1.2) b., with the impact of the divestment of iconectiv in Q3 2025 offset by operational improvements in Enterprise Wireless Solutions. The currency impact was SEK 0.0 b. Adjusted EBITA margin was -24.4% (-19.3%).

Full-year comments

Net sales

Sales declined by -5%* YoY. Growth in Enterprise Wireless Solutions was more than offset by a decline in Global Communications Platform. Reported sales decreased by -15% YoY to SEK 21.1 (24.9) b. reflecting the divestment of iconectiv in Q3 2025 and a currency impact of SEK -1.2 b.

Sales in Global Communications Platform declined by -7%* YoY, reflecting the 2024 decision to reduce activities in some countries as well as lower sales in legacy solutions.

Sales in Enterprise Wireless Solutions increased by 4%* YoY, with growth in WWAN solutions partly offset by lower sales in Private 5G solutions.

Gross income and margin

Adjusted gross margin increased to 53.9% (51.5%), benefiting from the decision to focus on more profitable markets in Global Communications Platform and a stronger product mix in Enterprise Wireless Solutions. Adjusted gross income decreased to SEK 11.4 (12.8) b. primarily reflecting the divestment of iconectiv in Q3 2025 and a negative currency impact of SEK -0.6 b.

EBITA (loss)

Adjusted EBITA (loss) was SEK 4.9 (-4.0) b. including the SEK 7.6 b. capital gain from the divestment of iconectiv as well as operational improvements in Enterprise Wireless Solutions. Adjusted EBITA included a SEK 0.0 b. currency impact. Adjusted EBITA margin was 23.0% (-16.0%).

Divested operations

In Q3 2025, iconectiv was divested and Aduna was deconsolidated. The contribution to Enterprise 2025 results from divested and deconsolidated operations was SEK 2.7 b. in net sales, SEK 1.8 b. in adjusted gross income, and SEK 8.8 b. in adjusted EBITA.

8	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.	Segment results

Segment Other

SEK b.	Q4 2025	Q4 2024	YoY change	Q3 2025	QoQ change	Jan-Dec 2025	Jan-Dec 2024	YoY change

Net sales	0.5	0.6	-16%	0.4	16%	1.8	2.2	-16%

Organic sales growth	-	-	-10%	-	-	-	-	-13%

Gross income	0.0	-0.2	-121%	0.0	-	0.1	-0.1	-

Gross margin	7.4%	-29.5%	-	0.0%	-	3.0%	-4.2%	-

EBIT (loss)	0.0	-0.5	-	-0.3	-	-0.4	1.2	-

EBIT margin	1.1%	-93.5%	-	-71.5%	-	-22.3%	53.6%	-

EBITA (loss)	0.0	-0.5	-	-0.3	-	-0.4	1.2	-

EBITA margin	1.1%	-93.5%	-	-71.3%	-	-22.3%	53.7%	-

Restructuring charges	0.0	0.0	-	0.0	-	0.0	-0.2	-

Adjusted financial measures

Adjusted gross income	0.1	-0.1	-148%	0.0	-	0.1	0.0	-

Adjusted gross margin	13.0%	-22.7%	-	1.0%	-	4.8%	-1.5%	-

Adjusted EBIT (loss)	0.0	-0.5	-	-0.3	-	-0.4	1.3	-

Adjusted EBIT margin	8.0%	-85.9%	-	-70.6%	-	-20.2%	61.3%	-

Adjusted EBITA (loss)	0.0	-0.5	-	-0.3		-0.4	1.3	-

Adjusted EBITA margin	8.0%	-85.9%	-	-70.3%	-	-20.2%	61.4%	-

Fourth quarter comments

Net sales

Reported sales were SEK 0.5 (0.6) b.

Gross income and margin

Adjusted gross income was SEK 0.1 (-0.1) b. Adjusted gross margin was 13.0% (-22.7%).

EBITA (loss)

Adjusted EBITA (loss) was SEK 0.0 (-0.5) b.

Full-year comments

Net sales

Reported sales decreased to SEK 1.8 (2.2) b., primarily due to the divestment of the IoT business.

Gross income and margin

Adjusted gross income was SEK 0.1 (0.0) b. Adjusted gross margin was 4.8% (-1.5%).

EBITA (loss)

Adjusted EBITA (loss) was SEK -0.4 (1.3) b. 2024 included a one-time gain of SEK 1.9 b. from the resolution of a commercial dispute.

9	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.	Segment results

Cash flow and financial position

Free cash flow bridge, SEK b.	Q4 2025	Q4 2024	Q3 2025	Jan-Dec 2025	Jan-Dec 2024

Adjusted EBITA	12.7	10.2	15.8	42.9	27.2

Depreciation and amortization of non-acquired assets	1.7	2.1	1.8	7.3	7.9

Restructuring charges	-1.1	-1.6	-0.3	-2.3	-5.0

Changes in operating net assets	6.4	7.8	-0.5	0.4	22.8

Interest paid/received, taxes paid, and other	-3.2	-1.1	-8.9	-15.3	-6.6

Cash flow from operating activities	16.5	17.5	7.9	33.0	46.3

Net capex and other investing activities	-1.2	-1.1	-0.8	-4.1	-3.7

Repayment of lease liabilities	-0.5	-0.6	-0.5	-2.1	-2.5

Free cash flow before M&A	14.9	15.8	6.6	26.8	40.0

Cash flow from operating activities	16.5	17.5	7.9	33.0	46.3

Cash flow from investing activities	-5.0	-8.3	3.2	-11.4	-16.0

Cash flow from financing activities	-8.8	-5.4	-1.2	-14.2	-23.9

SEK b.	Dec 31 2025	Dec 31 2024	Sep 30 2025

Gross cash	93.9	75.9	88.4

- Borrowings, current	3.5	6.1	6.7

- Borrowings, non-current	29.2	31.9	29.9

Net cash	61.2	37.8	51.9

Equity	110.3	93.0	102.5

Equity ratio (%)	39.5%	31.8%	36.3%

Capital turnover (times)	1.5	1.5	1.5

Return on capital employed (%)	24.1%	2.6%	22.5%

Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

Fourth quarter comments

Cash flow

Cash flow from operating activities was SEK 16.5 (17.5) b. driven by earnings. Operating net assets decreased, driven by increased provisions and accruals for variable pay, partly offset by a small increase in working capital.

Cash flow from operating activities decreased compared to the prior year period. Taxes paid were higher in 2025, mainly reflecting taxes on the iconectiv divestment gain, and working capital was stable.

Cash flow from investing activities was SEK -5.0 (-8.3) b. driven by net investments in interest-bearing securities.

Cash flow from financing activities was SEK -8.8 (-5.4) b. including the second tranche of dividend payments and the repayment of SEK 2.4 b. of maturing debt.

Financial position

Gross cash increased sequentially by SEK 5.5 b. to SEK 93.9 b. driven by positive free cash flow before M&A, partly offset by dividends paid and net repayment of debt facilities.

The average maturity of parent company borrowings was 3.0 years as of December 31, 2025, compared with 3.6 years as of December 31, 2024.

Net cash increased sequentially by SEK 9.4 b. to SEK 61.2 b.

Full-year comments

Cash flow

Cash flow from operating activities was SEK 33.0 (46.3) b. driven by earnings. Operating net assets remained broadly stable.

Cash flow from operating activities decreased compared to the prior year. While adjusted EBITA improved, prior year operating cash flow benefited from a strong working capital reduction.

Cash flow from investing activities was SEK -11.4 (-16.0) b. driven by net investments in interest-bearing securities, following the increase in gross cash, partly offset by the proceeds from the divestment of iconectiv.

Cash flow from financing activities was SEK -14.2 (-23.9) b. including SEK 9.5 b. of dividends paid. SEK 1.6 b. of commercial paper and SEK 2.4 b. of maturing debt that were repaid during the year were partly offset by the benefit of received collateral on derivatives.

Financial position

Gross cash increased by SEK 18.1 b. to SEK 93.9 b. driven by positive free cash flow before M&A and the proceeds from the iconectiv divestment, partly offset by dividends paid and a negative exchange rate translation effect on cash and cash equivalents. Ericsson had unutilized committed credit facilities of SEK 23.0 b. (USD 2.5 b.) as of December 31, 2025.

Net cash increased by SEK 23.4 b. to SEK 61.2 b.

Liabilities for post-employment benefits decreased in the year to SEK 18.6 b. from SEK 24.4 b. reflecting a higher Swedish discount rate. The Swedish defined benefit obligation (DBO) was calculated using a discount rate based on the yields of Swedish government bonds. If the discount rate had been based on Swedish covered mortgage bonds, the liability for post-employment benefits would have been approximately SEK 10.9 b., which is SEK 7.7 b. lower than current DBO.

10	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.	Cash flow and financial position

Key data points

Market

Dell’Oro estimates that the global RAN equipment market will remain stable in 2026.

Source: Dell’Oro Mobile RAN Quarterly Report Q325, Nov 2025.

Ericsson

Net sales

Reported average seasonality last 3 years (2023–2025), %.

	Q4 → Q1	Q1 → Q2	Q2 → Q3	Q3 → Q4

Networks	-25%	+4%	+1%	+17%

Cloud Software and Services	-33%	+13%	+3%	+29%

Net sales may show large variations between quarters, including currency changes.

IPR licensing revenues

IPR licensing revenue growth opportunities remain, including from increased penetration of the smartphone market and from new applications.

In Q4 2025, recurring annual IPR licensing revenues were approximately SEK 13 b. On December 31, 2025, a smartphone licensing agreement with a Chinese vendor expired.

Optimizing the terms and value of new agreements and renewals will remain a priority.

Currency exposure

Rule of thumb: A 10% appreciation/depreciation in the USD vs. SEK would have a positive/negative impact of approximately 5% on net sales.

Amortization of intangible assets

Amortization of intangible assets is expected to be around SEK -0.5 b. per quarter, of which approximately SEK -0.4 b. related to segment Enterprise.

Restructuring charges

Restructuring charges for 2026 are expected to be at elevated levels.

Segments

Increased uncertainty remains on the outlook, both in terms of potential for further tariff changes and in the broader macroeconomic environment.

Networks

Sales growth in Q1 2026 is expected to be broadly similar to 3-year average seasonality.

Adjusted gross margin in Q1 2026 is expected to be in the range of 49% to 51%.

Cloud Software and Services

Sales growth in Q1 2026 is expected to be below 3-year average seasonality.

Enterprise

In 2025, the contribution to Enterprise results from divested and deconsolidated operations was SEK 2.7 b. in net sales, SEK 1.8 b. in adjusted gross income, and SEK 8.8 b. in adjusted EBITA.

11	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.	Key data points

Parent Company

Income after financial items January – December 2025, was SEK 31.3 (6.6) b.

At the end of the quarter, gross cash (cash, cash equivalents plus interest-bearing securities, current and non-current) amounted to SEK 77.8 (58.7) b.

There was a decrease in intercompany lending of SEK 0.8 b. and an increase in intercompany borrowing of SEK 17.2 b. in the quarter.

At the end of the year, non-restricted equity amounted to SEK 43.1 (22.3) billion, and total equity amounted to SEK 91.4 (70.6) b.

The holding of treasury stock on December 31, 2025, was 38,002,276 Class B shares.

12	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.	Parent Company

Dividend, AGM, and Annual Report

The Ericsson Board of Directors has undertaken a review of the capital allocation priorities and balance sheet structure during 2025.

The capital allocation principles are; (1) Maintain technology leadership and ensure strong customer confidence through continued investments in R&D, even during periods of increased market volatility or low visibility; (2) Stable to progressive ordinary dividends; (3) Selective inorganic investments to complement the existing product portfolio and/or market footprint; and (4) Ensure capital discipline through distributing excess cash to shareholders.

Ericsson strives for a solid net cash position over time to secure its top priorities of technology leadership and customer confidence, while remaining committed to an investment grade credit rating.

Based on the review and the full-year 2025 results, and in line with the updated capital allocation principles, the Board has concluded there is excess cash available to distribute to shareholders.

The Board of Directors will propose to the Annual General Meeting (AGM) an ordinary dividend to shareholders of SEK 3.00 (2.85) per share for the financial year 2025. The dividend is proposed to be paid in two installments, SEK 1.50 per share with the record date April 2, 2026, and SEK 1.50 per share with the record date September 29, 2026. Should the Annual General Meeting decide in favor of the proposals, the payment of the dividend is expected to be made on April 9, 2026, and on October 2, 2026. The proposed dividend takes into consideration 2025 earnings, the balance sheet, future business plans, and expected economic developments.

Ericsson’s Board of Directors will further propose to the AGM to authorize the Board to initiate a share buyback program to repurchase shares, with purchases expected to begin following the publication of the Q1 2026 report. The proposed program targets to return up to SEK 15 b. of cash to shareholders over the period extending to the 2027 Annual General Meeting at the latest, with a formal mandate to buy back a maximum of 10% of shares outstanding. The share repurchase is proposed to include Class B shares traded on Nasdaq Stockholm. The repurchased shares are expected to be canceled or partially used to fund approved LTV programs.

In total, the proposals amount to a potential distribution to shareholders of up to SEK 25.0 b. for the financial year 2025. Adjusted for the proposed shareholder distributions, the net cash position at year end 2025 remains at a solid level when considering future investments to maintain technology leadership.

Ericsson Annual General Meeting

The Annual General Meeting of shareholders will be held on March 31, 2026. Additional information about the Annual General Meeting of shareholders will be made available on Ericsson’s website.

Annual Report

The annual report will be made public and available on the Ericsson website www.ericsson.com.

13	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.	Dividend, AGM and Annual Report

Other information

Legal proceedings involving governmental authorities

In February 2022, Ericsson publicly disclosed that an internal investigation in 2019 included a review of the conduct of Ericsson employees, vendors and suppliers in Iraq during the period between 2011 to 2019. The investigators could not determine the ultimate recipients of any payments, nor identify that any Ericsson employee was directly involved in financing terrorist organizations. The Company’s 2019 internal Iraq investigation did not conclude that Ericsson made or was responsible for any payments to any terrorist organization.

The Company continues to fully cooperate with the DOJ in its investigation into matters discussed in the 2019 internal Iraq investigation report and related topics concerning jurisdictions including Iraq, and the Company is providing additional documents and other information which continue to be requested by the DOJ. As additional information continues to be identified and evaluated in continued cooperation with the DOJ during its ongoing investigation, it is expected that there will not be any conclusive determinations on the outcome until the investigation is completed. The scope and duration of the investigation remains uncertain.

In April 2019, Ericsson was informed by China’s State Administration for Market Regulation Anti-monopoly Bureau (SAMR) that SAMR has initiated an investigation into Ericsson’s patent licensing practices in China. Ericsson is cooperating with the investigation, which is still in a fact-finding phase. The next steps include continued fact-finding and meetings with SAMR in order to facilitate the authority’s assessment and conclusions. In case of adverse findings, SAMR has the power to impose behavioral and financial remedies.

Legal proceedings not involving governmental authorities

In August 2022, a civil lawsuit was filed in the United States District Court for the District of Columbia against Telefonaktiebolaget LM Ericsson and Ericsson Inc. (collectively, the “Ericsson defendants”). The lawsuit was brought by US military service members, employees of US government contractors and other civilians who were killed or injured in terrorist attacks in Iraq, Afghanistan and Syria from 2005 to 2021, as well as by their family members. The lawsuit asserts claims against the Ericsson defendants under the U.S. Anti-Terrorism Act alleging that the Ericsson defendants made payments that ultimately aided the terrorist organizations that committed, planned or authorized the attacks. In November 2022, the Ericsson defendants filed a motion to dismiss the complaint. On December 20, 2022, plaintiffs filed an amended complaint, which added additional plaintiffs, including a plaintiff injured in Turkey, and also named Ericsson AB (collectively with the Ericsson defendants, the “Ericsson corporate defendants”), President and CEO Börje Ekholm and a former employee (who has not been served with process) as additional defendants and also asserted additional allegations and claims. In March 2023, the Ericsson corporate defendants and Mr. Ekholm filed motions to dismiss the amended complaint. Plaintiffs filed their oppositions to defendants’ motions to dismiss the amended complaint in June 2023, and defendants filed reply briefs in support of their motions to dismiss in July 2023. All briefing has been submitted, and resolution of the matter is pending with the District Court. All defendants will continue to vigorously defend this matter.

In February 2024, a second civil lawsuit also alleging violations of the U.S. Anti-Terrorism Act was filed in the United States District Court for the District of Columbia. The lawsuit was filed by the same law firm and involves substantially similar factual allegations and claims as those made in the Anti-Terrorism Act lawsuit originally filed in August 2022, and similarly names the same Ericsson corporate defendants, President and CEO Börje Ekholm and a former employee as defendants. The new lawsuit was brought by additional US military service members, employees of US government contractors and other civilians who were killed or injured in terrorist attacks in Iraq, Afghanistan, Syria, Turkey, Niger, and France from 2005 to 2021, as well as by their family members. The District Court for the District of Columbia has stayed the proceedings in this matter pending its decision on the motions to dismiss in the earlier-filed suit. The defendants will vigorously defend this matter.

In November 2025, a third civil lawsuit also alleging violations of the US Anti-Terrorism Act was filed in the US District Court for the District of Columbia. The lawsuit was filed by a law firm not involved in the August 2022 and February 2024 lawsuits and involves substantially similar factual allegations and claims to those made in the Anti-Terrorism Act lawsuits filed in August 2022 and February 2024, and similarly names the same Ericsson corporate defendants, CEO Börje Ekholm and a former employee as defendants. The new lawsuit was brought by additional US military service members, employees of US government contractors and other civilians who were killed or injured in terrorist attacks in France, Afghanistan, and Belgium from 2012 to 2018, as well as by their family members. The District Court for the District of Columbia has stayed the proceedings in this matter pending its decision on the motions to dismiss in the earlier-filed suit. The defendants will vigorously defend this matter.

Beginning on August 4, 2023, a number of civil lawsuits have been filed against Telefonaktiebolaget LM Ericsson in Solna District Court, Sweden. 93 claimants have filed suit, which are coordinated and financed by a UK-based litigation funder. The claimants consist of a group of non-Swedish funds and financial institutions that allegedly are or have been shareholders of the Company. Their damages claims are primarily based on alleged inadequate disclosure of the contents of the Company’s 2019 internal Iraq investigation report. Ericsson filed its statement of defense on March 15, 2024. On February 14, 2025, the District Court ordered Ericsson to produce the 2019 internal Iraq investigation report to the claimants’ external counsel. Ericsson appealed the decision and on August 15, 2025, the Court of Appeal overturned the District Court’s decision. The claimants have appealed the decision to the Supreme Court. Proceedings on the merits of the case are stayed pending final resolution of the document production issue. Ericsson will continue to vigorously defend this matter.

The Company actively manages its IPR portfolio and its need for third-party licenses and is involved from time to time, in the ordinary course of business, in litigation related thereto, as plaintiff, defendant and other capacities.

In addition to the proceedings discussed above, the Company is, and in the future may be, involved in various other regulatory investigations, enforcement actions, lawsuits, claims (including claims by third-parties the Company has indemnified against infringement liability or provided guarantees to) and proceedings incidental to the ordinary course of business and transactions.

PRESS RELEASES

Nov 11, 2025	Ericsson announces change to the Executive Team

POST-CLOSING EVENT

PRESS RELEASE Jan 15, 2026

Ericsson announces proposed headcount reduction in Sweden

14	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.	Other information

Risk factors

Ericsson is exposed to a number of risks in its activities. To stimulate identification and support cross-functional treatment within the Ericsson Group, risks are grouped in a number of categories, including, for example, risks relating to technology, IPR, compliance, project execution, operations, products and services, treasury and accounting, the geopolitical environment, M&A, cybersecurity and occupational health and safety. Ericsson’s risk management is embedded into strategy development and operational processes, and material Group risks are regularly assessed and reviewed by executives as required by Ericsson’s Material Group Risk Protocol to ensure accountability, effectiveness, efficiency, business continuity and compliance. Risks are defined in both a short-term and long-term perspective and are related to long-term objectives and strategic direction as well as to short-term objectives. Risk factors and uncertainties of relevance to Ericsson are described in the Ericsson Annual Report 2024 and in the Annual Report on Form 20-F for the year ended December 31, 2024 (in the following, the “Annual Report 2024”). See also the risks set out in the section titled “Forward-looking statements.”

Stockholm, January 23, 2026

Telefonaktiebolaget LM Ericsson

Börje Ekholm, President and CEO

Org. No. 556016-0680

Date for next report: April 17, 2026

15	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.	Risk factors

Editor’s note

Media and analyst briefing

Ericsson invites media, investors and analysts to a conference call and live video webcast at 09:00 AM CEST on January 23, 2026.

Link to the webcast, dial-in to audio conference, supporting material and replay will be available at:

www.ericsson.com/investors and

www.ericsson.com/newsroom

For further information, please contact:

Lars Sandström, Senior Vice President, Chief Financial Officer

Phone: +46 72 161 20 04

E-mail: investor.relations@ericsson.com

Peter Borsos, Vice President,

Head of Group Communications

Phone: +46 70 317 68 00

E-mail: media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson

Org. number: 556016-0680

Torshamnsgatan 21

SE-164 83 Stockholm

Phone: +46 10 719 00 00

www.ericsson.com

Investors

Daniel Morris, Vice President,

Head of Investor Relations

Phone: +44 7386 657217

E-mail: investor.relations@ericsson.com

Lena Häggblom, Director,

Investor Relations

Phone: +46 72 593 27 78

E-mail: investor.relations@ericsson.com

Alan Ganson, Director,

Investor Relations

Phone: +46 70 267 27 30

E-mail: investor.relations@ericsson.com

Media

Ralf Bagner, Head of Media Relations

Phone: +46 76 128 47 89

E-mail: media.relations@ericsson.com

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

16	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.	Editor’s note

Forward-looking statements

This report includes forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. These statements are subject to risks and uncertainties that could cause actual results to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking statements, including, in particular the following:

–

Potential material additional liability resulting from past conduct, including allegations of past conduct that remains unresolved or unknown in multiple jurisdictions including Iraq, which remains the subject of ongoing investigations by Ericsson and US governmental authorities

–

Risks related to internal controls and governance, including the potential to incur material liability in connection with internal controls surrounding payments made to third parties in connection with past conduct in multiple jurisdictions including Iraq which remains the subject of ongoing investigations by Ericsson and US governmental authorities

–

The risk that the ongoing investigations by Ericsson and US governmental authorities result in a conclusion by Ericsson or US governmental authorities that the Company’s past conduct included making or having responsibility for making payments to a terrorist organization or other improper payments, which could lead to material additional liability

–

Risks related to our ongoing compliance with obligations under the National Security Agreement entered into in connection with Ericsson’s acquisition of Vonage, which may adversely affect the Vonage business and subject the Company to additional liabilities

–	Our goals, strategies, planning assumptions and operational or financial performance expectations

–	Macroeconomic conditions, including inflationary pressures and effects on customer investments, market recovery and growth

–	Ongoing geopolitical and trade uncertainty, including challenging global economic conditions, market trends and the imposition of tariffs and sanctions

–	Continued growth of mobile communications, the success of our existing and targeted customer base, and our ability to maintain technology leadership

–

Success in implementing key strategies, including improving profitability, capturing 5G market opportunities, capitalizing on network API and Enterprise opportunities, and expected benefits from restructuring activities

–	Risks related to cybersecurity and privacy, security and data localization

–	Industry trends, future characteristics and development of the markets in which we operate
–	Risks of global operations, including legal and regulatory requirements and uncertainties, and unfavorable lawsuits and legal proceedings

–	Our future liquidity, capital resources, capital expenditures, cost savings and profitability, and risks related to financial condition

–	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

–	Our ability to deliver on future plans and achieve future growth

–	The expected operational or financial performance of strategic cooperation activities and joint ventures

–

Risks related to acquisitions and divestments that may be disruptive and incur significant expenses, including our ability to successfully consummate such transactions, protect the value of acquisitions during integration, or achieve the value anticipated with an acquisition

–	Trends related to our industry, including our regulatory environment, competition and customer structure

–	Intense competition from existing competitors, and new entrants, including vendor consolidation

–	Limited number of third-party suppliers, large, multi-year agreements with limited number of key customers, and operator consolidation

–	Risks related to intellectual property, key employees, and unforeseen risks and disruptions due to natural or man-made events

–	Risks related to environmental, social and business conduct

–

Extent of impairment impacts on cash flow and dividend capacity in future periods, which is assessed based on full-year performance and is impacted by a variety of factors, including earnings, business outlook and financial position

–

Other factors included in our filings with the SEC, including the factors described throughout this report, included in the section Risk Factors, and in “Risk Factors” in the Annual Report 2024, as updated by subsequent reports filed with the SEC.

These forward-looking statements also represent our estimates, assumptions and expectations only as of the date that they were made, and to the extent they represent third-party data, we have not undertaken to independently verify such third-party data and do not intend to do so. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements and are urged to carefully review and consider the various disclosures made in this report and in other documents we file from time to time with our regulators that disclose risks and uncertainties that may affect our business. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this report, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulations.

17	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.	Forward-looking statements

Auditors’ Review Report

Introduction

We have reviewed the condensed interim financial information (year-end report) of Telefonaktiebolaget LM Ericsson (publ.) as of December 31, 2025, and the twelve months period then ended. The board of directors and the CEO are responsible for the preparation and presentation of the year-end report in accordance with IAS 34 and the Swedish Annual Accounts Act. Our responsibility is to express a conclusion on this year-end report based on our review.

Scope of review

We conducted our review in accordance with the International Standard on Review Engagements ISRE 2410, Review of Interim Report Performed by the Independent Auditor of the Entity.

A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing, ISA, and other generally accepted auditing standards in Sweden. The procedures performed in a review do not enable us to obtain assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the year-end report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Annual Accounts Act, regarding the Group, and with the Swedish Annual Accounts Act, regarding the Parent Company.

Stockholm, January 23, 2026

Deloitte AB

Jonas Ståhlberg

Authorized Public Accountant

18	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.	Auditors’ Review Report

Financial statements and other information

19	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.	Financial statements and other information

Financial statements (unaudited)

Condensed consolidated income statement

		Q4			Jan-Dec

SEK million	Note	2025	2024	Change	2025	2024

Net sales	2	69,285	72,913	-5%	236,681	247,880

Cost of sales		-36,580	-40,206	-9%	-124,013	-138,515

Gross income	2	32,705	32,707	0%	112,668	109,365

Research and development expenses 1)		-13,098	-13,877	-6%	-48,852	-53,514

Selling and administrative expenses 1)		-8,971	-10,512	-15%	-33,685	-51,657

Impairment reversals/losses on trade receivables		127	-2	-	239	-265

Operating expenses		-21,942	-24,391	-10%	-82,298	-105,436

Other operating income and expenses 2)		420	-50	-	8,210	630

Share of earnings of associated companies		-22	-308	-93%	54	-246

Earnings before financial items and income tax (EBIT)	2	11,161	7,958	40%	38,634	4,313

Financial income and expenses, net	3	-80	-391	-80%	-332	-1,724

Income after financial items		11,081	7,567	46%	38,302	2,589

Income tax 1)		-2,510	-2,688	-7%	-9,588	-2,215

Net income		8,571	4,879	76%	28,714	374

Net income attributable to:

Owners of the Parent Company		8,563	4,779		28,428	20

Non-controlling interests		8	100		286	354

Other information

Average number of shares, basic (million)	8	3,333	3,333		3,333	3,332

Earnings per share, basic (SEK) 3)	8	2.57	1.44		8.53	0.01

Earnings per share, diluted (SEK) 3)	8	2.57	1.44		8.51	0.01

1)	Jan-Dec 2024 includes an impairment of intangible assets reported in the second quarter, of which R&D expenses SEK -1.2 billion, SG&A expenses SEK -12.6 billion and Income tax SEK 3.7 billion.
2)

Jan-Dec 2025 includes a gain of SEK 7.6 billion due to the divestment of iconectiv, and one divestment of a minority interest in Q4 2025. Jan-Dec 2024 includes a goodwill impairment of SEK -1.3 billion reported in the second quarter, and a one-time gain of SEK 1.9 billion reported in the first quarter from the resolution of a commercial dispute.

3)	Based on net income attributable to owners of the Parent Company.
4)	Potential ordinary shares are not considered when their conversion to ordinary shares would improve earnings per share.

Condensed statement of comprehensive income

	Q4		Jan-Dec

SEK million	2025	2024	2025	2024

Net income	8,571	4,879	28,714	374

Other comprehensive income

Items that will not be reclassified to profit or loss

Remeasurements of defined benefit pension plans	1,863	-371	6,744	877

Revaluation of credit risk on borrowings	32	-128	30	-567

Tax on items that will not be reclassified to profit or loss	-250	141	-1,380	-28

Items that have been or may be reclassified to profit or loss

Cash flow hedge reserve

Gains/losses arising during the period	363	-3,128	5,047	-3,892

Reclassification adjustments on gains/losses included in profit or loss	-481	249	-218	725

Translation reserves

Changes in translation reserves	-1,794	5,188	-12,721	6,461

Reclassification to profit or loss	37	155	1,395	73

Share of other comprehensive income of associated companies	-29	29	-93	40

Tax on items that have been or may be reclassified to profit or loss	24	593	-995	652

Total other comprehensive income, net of tax	-235	2,728	-2,191	4,341

Total comprehensive income	8,336	7,607	26,523	4,715

Total comprehensive income attributable to:

Owners of the Parent Company	8,367	7,619	26,125	4,515

Non-controlling interests	-31	-12	398	200

20	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.	Financial statements

Condensed consolidated balance sheet

		Dec 31	Dec 31
SEK million	Note	2025	2024

Assets

Non-current assets

Intangible assets

Capitalized development expenses		3,866	4,593

Goodwill		46,882	56,077

Customer relationships, IPR and other intangible assets		5,631	7,954

Property, plant and equipment		8,789	10,545

Right-of-use assets		6,738	6,487

Financial assets

Investments in associated companies		1,507	1,179

Other investments in shares and participations	5	1,909	2,029

Customer finance, non-current	5	238	190

Interest-bearing securities, non-current	5	37,298	19,440

Other financial assets, non-current	5	5,960	5,161

Deferred tax assets		16,851	24,412

		135,669	138,067

Current assets

Inventories		23,451	27,125

Contract assets		7,333	6,924

Trade receivables	5	40,327	44,151

Customer finance, current	5	852	4,332

Current tax assets		5,030	6,083

Other current receivables		9,920	9,261

Interest-bearing securities, current	5	12,715	12,546

Cash and cash equivalents	5	43,926	43,885

		143,554	154,307

Total assets		279,223	292,374

Equity and liabilities

Equity

Stockholders’ equity		109,535	94,284

Non-controlling interest in equity of subsidiaries		729	-1,301

		110,264	92,983

Non-current liabilities

Post-employment benefits		18,648	24,448

Provisions, non-current	4	2,993	3,511

Deferred tax liabilities		152	1,295

Borrowings, non-current	5	29,165	31,904

Lease liabilities, non-current		5,772	5,363

Other non-current liabilities		1,292	996

		58,022	67,517

Current liabilities

Provisions, current	4	5,691	8,204

Borrowings, current	5	3,538	6,137

Lease liabilities, current		1,789	2,132

Contract liabilities		36,867	41,229

Trade payables	5	26,335	30,173

Current tax liabilities		2,679	3,322

Other current liabilities		34,038	40,677

		110,937	131,874

Total equity and liabilities		279,223	292,374

21	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.	Financial statements

Condensed consolidated statement of cash flows

		Q4		Jan-Dec

SEK million	Note	2025	2024	2025	2024

Operating activities

Net income		8,571	4,879	28,714	374

Adjustments for

Taxes		2,724	2,563	10,074	2,540

Earnings/dividends in associated companies		27	387	57	459

Depreciation, amortization and impairment losses	6	2,185	2,815	9,241	25,734

Other		-735	528	-8,579	1,884

		12,772	11,172	39,507	30,991

Changes in operating net assets

Inventories		3,667	2,876	929	10,208

Customer finance, current and non-current		406	-225	3,033	2,755

Trade receivables and contract assets		-3,288	-3,041	-4,301	2,576

Trade payables		1,568	2,580	462	496

Provisions and post-employment benefits		1,743	958	-1,435	-53

Contract liabilities		-2,913	-407	1,485	4,598

Other operating assets and liabilities, net		5,175	5,088	205	2,237

		6,358	7,829	378	22,817

Interest received		716	518	2,283	1,800

Interest paid		-407	-543	-2,205	-3,043

Taxes paid		-2,932	-1,463	-7,009	-6,304

Cash flow from operating activities		16,507	17,513	32,954	46,261

Investing activities

Investments in property, plant and equipment	6	-849	-667	-2,630	-2,340

Sales of property, plant and equipment		56	14	192	116

Acquisitions/divestments of subsidiaries and other operations, net		338	-95	10,539	-311

Product development	6	-352	-323	-1,138	-1,300

Purchase of interest-bearing securities		-10,310	-6,642	-38,758	-19,622

Sales of interest-bearing securities		4,867	2,605	16,688	11,247

Other investing activities		1,216	-3,219	3,670	-3,742

Cash flow from investing activities		-5,034	-8,327	-11,437	-15,952

Financing activities

Proceeds from issuance of borrowings		200	485	398	3,615

Repayment of borrowings		-3,001	-373	-3,538	-15,917

Sale of own shares		6	-	6	-

Dividends paid		-4,734	-4,514	-9,545	-9,233

Repayment of lease liabilities		-461	-626	-2,115	-2,492

Other financing activities		-853	-419	571	162

Cash flow from financing activities		-8,843	-5,447	-14,223	-23,865

Effect of exchange rate changes on cash		-1,399	2,823	-7,253	2,251

Net change in cash and cash equivalents		1,231	6,562	41	8,695

Cash and cash equivalents, beginning of period		42,695	37,323	43,885	35,190

Cash and cash equivalents, end of period		43,926	43,885	43,926	43,885

22	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.	Financial statements

Condensed consolidated statement of changes in equity

	Jan-Dec

SEK million	2025	2024

Opening balance	92,983	97,408

Total comprehensive income	26,523	4,715

Sale/repurchase of own shares	-116	-21

Share issue, net	116	21

Long-term variable compensation plans	179	93

Dividends to shareholders	-9,545	-9,233

Transactions with non-controlling interests	124	-

Closing balance	110,264	92,983

Condensed consolidated income statement – isolated quarters

	2025				2024

Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net sales	69,285	56,239	56,132	55,025	72,913	61,794	59,848	53,325

Cost of sales	-36,580	-29,462	-29,483	-28,488	-40,206	-33,609	-34,033	-30,667

Gross income	32,705	26,777	26,649	26,537	32,707	28,185	25,815	22,658

Research and development expenses 1)	-13,098	-11,510	-12,212	-12,032	-13,877	-13,140	-14,926	-11,571

Selling and administrative expenses 1)	-8,971	-7,913	-8,180	-8,621	-10,512	-9,380	-23,074	-8,691

Impairment reversals/losses on trade receivables	127	46	34	32	-2	78	-84	-257

Operating expenses	-21,942	-19,377	-20,358	-20,621	-24,391	-22,442	-38,084	-20,519

Other operating income and expenses 2)	420	7,715	67	8	-50	4	-1,299	1,975

Share of earnings of associated companies	-22	36	33	7	-308	27	49	-14

Earnings (loss) before financial items and income tax (EBIT)	11,161	15,151	6,391	5,931	7,958	5,774	-13,519	4,100

Financial income and expenses, net	-80	-212	34	-74	-391	-501	-361	-471

Income (loss) after financial items	11,081	14,939	6,425	5,857	7,567	5,273	-13,880	3,629

Income tax 1)	-2,510	-3,639	-1,799	-1,640	-2,688	-1,392	2,881	-1,016

Net income (loss)	8,571	11,300	4,626	4,217	4,879	3,881	-10,999	2,613

Net income (loss) attributable to:

Owners of the Parent Company	8,563	11,149	4,567	4,149	4,779	3,814	-11,132	2,559

Non-controlling interests	8	151	59	68	100	67	133	54

Other information

Average number of shares, basic (million)	3,333	3,333	3,333	3,333	3,333	3,333	3,332	3,331

Earnings (loss) per share, basic (SEK) 3)	2.57	3.34	1.37	1.25	1.44	1.14	-3.34	0.77

Earnings (loss) per share, diluted (SEK) 3) 4)	2.57	3.33	1.37	1.24	1.44	1.14	-3.34	0.77

1)	Q2 2024 includes an impairment of intangible assets, of which R&D expenses SEK -1.2 billion, SG&A expenses SEK -12.6 billion and income tax SEK 3.7 billion.
2)

Q4 2025 includes one divestment of a minority interest. Q3 2025 includes a gain of SEK 7.6 billion due to the divestment of iconectiv. Q2 2024 includes a goodwill impairment of SEK -1.3 billion. Q1 2024 includes a one-time gain of SEK 1.9 billion from the resolution of a commercial dispute.

3)	Based on net income attributable to owners of the Parent Company.
4)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

23	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.	Financial statements

Condensed consolidated statement of cash flows – isolated quarters

		2025				2024

Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Operating activities

Net income (loss)	8,571	11,300	4,626	4,217	4,879	3,881	-10,999	2,613

Adjustments for

Taxes	2,724	3,647	1,949	1,754	2,563	1,397	-2,693	1,273

Earnings/dividends in associated companies	27	50	-22	2	387	110	-41	3

Depreciation, amortization and impairment losses	2,185	2,129	2,177	2,750	2,815	2,292	18,015	2,612

Other	-735	-7,549	-410	115	528	592	424	340

	12,772	9,577	8,320	8,838	11,172	8,272	4,706	6,841

Changes in operating net assets

Inventories	3,667	-680	210	-2,268	2,876	1,358	3,239	2,735

Customer finance, current and non-current	406	372	391	1,864	-225	1,211	-365	2,134

Trade receivables and contract assets	-3,288	-889	188	-312	-3,041	3,524	1,857	236

Trade payables	1,568	1,102	-636	-1,572	2,580	-3	1,941	-4,022

Provisions and post-employment benefits	1,743	-565	-298	-2,315	958	955	304	-2,270

Contract liabilities	-2,913	-2,869	-1,329	8,596	-407	-117	-1,398	6,520

Other operating assets and liabilities, net	5,175	3,047	-1,187	-6,830	5,088	859	890	-4,600

	6,358	-482	-2,661	-2,837	7,829	7,787	6,468	733

Interest received	716	433	458	676	518	506	385	391

Interest paid	-407	-328	-699	-771	-543	-526	-677	-1,297

Taxes paid	-2,932	-1,261	-1,268	-1,548	-1,463	-1,642	-1,606	-1,593

Cash flow from operating activities	16,507	7,939	4,150	4,358	17,513	14,397	9,276	5,075

Investing activities

Investments in property, plant and equipment	-849	-491	-561	-729	-667	-540	-699	-434

Sales of property, plant and equipment	56	57	40	39	14	36	42	24

Acquisitions/divestments of subs. and other operations, net	338	10,064	141	-4	-95	-62	-48	-106

Product development	-352	-286	-193	-307	-323	-264	-327	-386

Purchase of interest-bearing securities	-10,310	-9,633	-12,295	-6,520	-6,642	-5,517	-5,845	-1,618

Sales of interest-bearing securities	4,867	3,549	2,568	5,704	2,605	4,937	1,501	2,204

Other investing activities	1,216	-106	-562	3,122	-3,219	1,113	-611	-1,025

Cash flow from investing activities	-5,034	3,154	-10,862	1,305	-8,327	-297	-5,987	-1,341

Financing activities

Proceeds from issuance of borrowings	200	-	198	-	485	1,161	2	1,967

Repayment of borrowings	-3,001	-26	-432	-79	-373	-5,127	-16	-10,401

Sale of own shares	6	-	-	-	-	-	-	-

Dividends paid	-4,734	-1	-4,810	-	-4,514	-8	-4,711	-

Repayment of lease liabilities	-461	-507	-554	-593	-626	-607	-658	-601

Other financing activities	-853	-643	2,127	-60	-419	356	-313	538

Cash flow from financing activities	-8,843	-1,177	-3,471	-732	-5,447	-4,225	-5,696	-8,497

Effect of exchange rate changes on cash	-1,399	-841	-787	-4,226	2,823	-1,288	-705	1,421

Net change in cash and cash equivalents	1,231	9,075	-10,970	705	6,562	8,587	-3,112	-3,342

Cash and cash equivalents, beginning of period	42,695	33,620	44,590	43,885	37,323	28,736	31,848	35,190

Cash and cash equivalents, end of period	43,926	42,695	33,620	44,590	43,885	37,323	28,736	31,848

24	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.	Financial statements

Condensed Parent Company income statement

	Q4		Jan-Dec

SEK million	2025	2024	2025	2024

Net sales	-	-	-	-

Cost of sales	-	-	-	-

Gross income	-	-	-	-

Operating expenses	-455	-337	-1,692	-1,320

Other operating income and expenses	644	582	2,600	4,827

EBIT	189	245	908	3,507

Financial net	2,259	10,411	30,408	3,138

Income after financial items	2,448	10,656	31,316	6,645

Transfers to (-) / from untaxed reserves	-528	-2,415	-528	-2,415

Income tax	15	180	-499	-488

Net income	1,935	8,421	30,289	3,742

Condensed Parent Company statement of comprehensive income

	Q4		Jan-Dec

SEK million	2025	2024	2025	2024

Net income	1,935	8,421	30,289	3,742

Other comprehensive income, net of tax	-	-	-	-

Total comprehensive income	1,935	8,421	30,289	3,742

25	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.	Financial statements

Condensed Parent Company balance sheet

SEK million	Dec 31 2025	Dec 31 2024

Assets

Fixed assets

Intangible assets	151	160

Tangible assets	300	295

Financial assets 1)	135,029	121,721

	135,480	122,176

Current assets

Receivables	19,323	19,876

Short-term investments	12,651	12,222

Cash and cash equivalents	27,807	27,073

	59,781	59,171

Total assets	195,261	181,347

Stockholders’ equity, provisions and liabilities

Equity

Restricted equity	48,351	48,235

Non-restricted equity	43,051	22,335

	91,402	70,570

Provisions	60	144

Non-current liabilities	29,164	31,884

Current liabilities	74,635	78,749

Total stockholders’ equity, provisions and liabilities	195,261	181,347

1) Of which interest-bearing securities, non-current	37,298	19,439

26	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.	Financial statements

Accounting policies and Explanatory notes

(unaudited)

Note 1 – Accounting policies and Other changes

Accounting policies

The Group

This condensed consolidated interim financial report for the reporting period ended December 31, 2025, has been prepared in accordance with International Accounting Standard IAS 34 “Interim Financial Reporting”. The term “IFRS Accounting Standards” used in this document refers to IFRS® Accounting standards as issued by the International Accounting Standards Board (IASB) as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2024, and should be read in conjunction with that annual report. Amendments to IFRS Accounting Standards that became effective during 2025 do not have a material impact on the result and financial position of the Company.

Changes applied from Q1 2025

New market area structure implemented in Q1 2025

On February 25, 2025, it was announced that effective March 15, 2025, two new market areas are created – market area Americas and market area Europe, Middle East and Africa. This is done by merging market area Europe and Latin America, market area North America, and market area Middle East and Africa. From Q1 2025 the following market area structure is presented:

- Americas

- Europe, Middle East and Africa

- South East Asia, Oceania and India

- North East Asia

The financial reporting by market areas is reflecting the new structure and prior quarters have been restated accordingly.

Updated definitions of Alternative performance measures (APMs)

Starting from Q1 2025 the Company has decided to update the definitions of the following APMs. The Company believes the updated definitions better reflect the underlying results of the Company’s operations over time.

- Return on capital employed (ROCE)

- Capital turnover (CTO)

- Inventory turnover days (ITO)

- Days sales outstanding (DSO)

- Days payables outstanding (DPO)

- Operating working capital days

The APMs are now based on a rolling average rather than an average of the beginning and the end of the period. Prior periods have been updated accordingly. In addition, Operating working capital has been added as an APM. For more information, see the APM section in this report.

27	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.	Accounting policies and Explanatory notes

Note 2 – Segment information

Net sales by segment by quarter

	2025				2024

Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	44,200	35,424	35,747	35,643	46,797	40,016	37,679	33,715

Of which Products	33,275	26,531	27,622	28,060	36,592	31,242	28,583	25,397

Of which Services	10,925	8,893	8,125	7,583	10,205	8,774	9,096	8,318

Cloud Software and Services	20,031	15,346	14,363	12,975	19,457	14,953	15,180	13,045

Of which Products	8,459	5,431	5,407	4,719	7,826	5,240	4,814	4,529

Of which Services	11,572	9,915	8,956	8,256	11,631	9,713	10,366	8,516

Enterprise	4,578	5,058	5,548	5,933	6,090	6,319	6,484	5,970

Other	476	411	474	474	569	506	505	595

Total	69,285	56,239	56,132	55,025	72,913	61,794	59,848	53,325

	2025				2024

Sequential change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	25%	-1%	0%	-24%	17%	6%	12%	-25%

Of which Products	25%	-4%	-2%	-23%	17%	9%	13%	-27%

Of which Services	23%	9%	7%	-26%	16%	-4%	9%	-19%

Cloud Software and Services	31%	7%	11%	-33%	30%	-1%	16%	-33%

Of which Products	56%	0%	15%	-40%	49%	9%	6%	-36%

Of which Services	17%	11%	8%	-29%	20%	-6%	22%	-32%

Enterprise	-9%	-9%	-6%	-3%	-4%	-3%	9%	-11%

Other	16%	-13%	0%	-17%	12%	0%	-15%	-5%

Total	23%	0%	2%	-25%	18%	3%	12%	-26%

	2025				2024

Year over year change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	-6%	-11%	-5%	6%	4%	-4%	-11%	-21%

Of which Products	-9%	-15%	-3%	10%	5%	-2%	-13%	-21%

Of which Services	7%	1%	-11%	-9%	-1%	-10%	-6%	-19%

Cloud Software and Services	3%	3%	-5%	-1%	-1%	-4%	0%	-3%

Of which Products	8%	4%	12%	4%	11%	5%	-7%	2%

Of which Services	-1%	2%	-14%	-3%	-7%	-8%	4%	-5%

Enterprise	-25%	-20%	-14%	-1%	-9%	-5%	2%	0%

Other	-16%	-19%	-6%	-20%	-9%	-28%	-2%	-14%

Total	-5%	-9%	-6%	3%	1%	-4%	-7%	-15%

	2025				2024

Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	151,014	106,814	71,390	35,643	158,207	111,410	71,394	33,715

Of which Products	115,488	82,213	55,682	28,060	121,814	85,222	53,980	25,397

Of which Services	35,526	24,601	15,708	7,583	36,393	26,188	17,414	8,318

Cloud Software and Services	62,715	42,684	27,338	12,975	62,635	43,178	28,225	13,045

Of which Products	24,016	15,557	10,126	4,719	22,409	14,583	9,343	4,529

Of which Services	38,699	27,127	17,212	8,256	40,226	28,595	18,882	8,516

Enterprise	21,117	16,539	11,481	5,933	24,863	18,773	12,454	5,970

Other	1,835	1,359	948	474	2,175	1,606	1,100	595

Total	236,681	167,396	111,157	55,025	247,880	174,967	113,173	53,325

	2025				2024

Year over year change, percent	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	-5%	-4%	0%	6%	-8%	-12%	-16%	-21%

Of which Products	-5%	-4%	3%	10%	-7%	-12%	-17%	-21%

Of which Services	-2%	-6%	-10%	-9%	-9%	-12%	-13%	-19%

Cloud Software and Services	0%	-1%	-3%	-1%	-2%	-2%	-1%	-3%

Of which Products	7%	7%	8%	4%	3%	0%	-3%	2%

Of which Services	-4%	-5%	-9%	-3%	-4%	-3%	0%	-5%

Enterprise	-15%	-12%	-8%	-1%	-3%	-1%	1%	0%

Other	-16%	-15%	-14%	-20%	-14%	-16%	-9%	-14%

Total	-5%	-4%	-2%	3%	-6%	-9%	-11%	-15%

28	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.	Accounting policies and Explanatory notes

Gross income by segment by quarter

	2025				2024

Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	21,648	17,705	17,638	18,112	22,326	19,332	17,139	14,851

Cloud Software and Services	8,636	6,463	5,964	5,069	7,243	5,537	5,407	4,834

Enterprise	2,386	2,609	3,045	3,338	3,306	3,307	3,310	2,865

Other	35	0	2	18	-168	9	-41	108

Total	32,705	26,777	26,649	26,537	32,707	28,185	25,815	22,658

	2025				2024

Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	75,103	53,455	35,750	18,112	73,648	51,322	31,990	14,851

Cloud Software and Services	26,132	17,496	11,033	5,069	23,021	15,778	10,241	4,834

Enterprise	11,378	8,992	6,383	3,338	12,788	9,482	6,175	2,865

Other	55	20	20	18	-92	76	67	108

Total	112,668	79,963	53,186	26,537	109,365	76,658	48,473	22,658

EBIT (loss) by segment by quarter

	2025				2024

Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	9,318	7,075	6,376	7,040	9,267	7,492	4,750	4,156

Cloud Software and Services	3,364	1,721	840	71	1,099	-443	-728	-363

Enterprise	-1,526	6,649	-870	-1,014	-1,876	-1,201	-17,424	-1,582

Other	5	-294	45	-166	-532	-74	-117	1,889

Total	11,161	15,151	6,391	5,931	7,958	5,774	-13,519	4,100

	2025				2024

Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	29,809	20,491	13,416	7,040	25,665	16,398	8,906	4,156

Cloud Software and Services	5,996	2,632	911	71	-435	-1,534	-1,091	-363

Enterprise	3,239	4,765	-1,884	-1,014	-22,083	-20,207	-19,006	-1,582

Other	-410	-415	-121	-166	1,166	1,698	1,772	1,889

Total	38,634	27,473	12,322	5,931	4,313	-3,645	-9,419	4,100

29	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.	Accounting policies and Explanatory notes

Net sales by market area by quarter *

	2025				2024

Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Americas	22,928	19,837	19,809	20,859	25,836	23,484	19,902	16,519

Europe, Middle East and Africa 1) 2)	23,350	16,730	16,193	14,475	21,865	16,893	17,265	15,287

South East Asia, Oceania and India	8,986	7,097	5,505	7,226	8,449	7,702	7,694	8,565

North East Asia	5,205	3,825	3,766	3,215	7,090	3,686	4,561	3,424

Other ¹) ²)	8,816	8,750	10,859	9,250	9,673	10,029	10,426	9,530

Total	69,285	56,239	56,132	55,025	72,913	61,794	59,848	53,325

¹) Of which in Sweden	1,374	863	686	461	597	432	583	729

²) Of which in EU	10,663	8,213	8,223	7,566	10,935	8,157	8,606	7,566

	2025				2024

Sequential change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Americas	16%	0%	-5%	-19%	10%	18%	20%	-11%

Europe, Middle East and Africa 1) 2)	40%	3%	12%	-34%	29%	-2%	13%	-33%

South East Asia, Oceania and India	27%	29%	-24%	-14%	10%	0%	-10%	-27%

North East Asia	36%	2%	17%	-55%	92%	-19%	33%	-62%

Other 1) 2)	1%	-19%	17%	-4%	-4%	-4%	9%	-1%

Total	23%	0%	2%	-25%	18%	3%	12%	-26%

¹) Of which in Sweden	59%	26%	49%	-23%	38%	-26%	-20%	115%

²) Of which in EU	30%	0%	9%	-31%	34%	-5%	14%	-25%

	2025				2024

Year over year change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Americas	-11%	-16%	0%	26%	38%	37%	11%	-17%

Europe, Middle East and Africa 1) 2)	7%	-1%	-6%	-5%	-4%	-8%	-3%	-1%

South East Asia, Oceania and India	6%	-8%	-28%	-16%	-28%	-44%	-44%	-38%

North East Asia	-27%	4%	-17%	-6%	-22%	-31%	-10%	-22%

Other 1) 2)	-9%	-13%	4%	-3%	1%	1%	7%	6%

Total	-5%	-9%	-6%	3%	1%	-4%	-7%	-15%

1) Of which in Sweden	130%	100%	18%	-37%	76%	-5%	58%	19%

2) Of which in EU	-2%	1%	-4%	0%	8%	4%	7%	-8%

	2025				2024

Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Americas	83,433	60,505	40,668	20,859	85,741	59,905	36,421	16,519

Europe, Middle East and Africa 1) 2)	70,748	47,398	30,668	14,475	71,310	49,445	32,552	15,287

South East Asia, Oceania and India	28,814	19,828	12,731	7,226	32,410	23,961	16,259	8,565

North East Asia	16,011	10,806	6,981	3,215	18,761	11,671	7,985	3,424

Other 1) 2)	37,675	28,859	20,109	9,250	39,658	29,985	19,956	9,530

Total	236,681	167,396	111,157	55,025	247,880	174,967	113,173	53,325

1) Of which in Sweden	3,384	2,010	1,147	461	2,341	1,744	1,312	729

2) Of which in EU	34,665	24,002	15,789	7,566	35,264	24,329	16,172	7,566

	2025				2024

Year to date, year over year change, percent	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Americas	-3%	1%	12%	26%	16%	9%	-4%	-17%

Europe, Middle East and Africa 1) 2)	-1%	-4%	-6%	-5%	-4%	-4%	-2%	-1%

South East Asia, Oceania and India	-11%	-17%	-22%	-16%	-39%	-42%	-41%	-38%

North East Asia	-15%	-7%	-13%	-6%	-22%	-21%	-15%	-22%

Other 1) 2)	-5%	-4%	1%	-3%	4%	4%	6%	6%

Total	-5%	-4%	-2%	3%	-6%	-9%	-11%	-15%

1) Of which in Sweden	45%	15%	-13%	-37%	32%	22%	34%	19%

2) Of which in EU	-2%	-1%	-2%	0%	3%	1%	-1%	-8%

* Q1-Q3 2025 and 2024 have been restated to reflect changes in the market area structure. On February 25, 2025, the new market area structure was announced, and during Q4 2025 one additional country was added to Americas.

30	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.	Accounting policies and Explanatory notes

Net sales by market area by segment

	Q4 2025					Jan-Dec 2025

SEK million	Networks	Cloud Software and Services	Enterprise	Other	Total	Networks	Cloud Software and Services	Enterprise	Other	Total

Americas	17,058	5,679	192	-1	22,928	64,700	18,248	486	-1	83,433

Europe, Middle East and Africa	14,486	8,618	246	0	23,350	42,485	27,387	876	0	70,748

South East Asia, Oceania and India	5,973	3,003	10	0	8,986	19,269	9,499	46	0	28,814

North East Asia	3,327	1,876	2	0	5,205	11,691	4,308	12	0	16,011

Other ¹	3,356	855	4,128	477	8,816	12,869	3,273	19,697	1,836	37,675

Total	44,200	20,031	4,578	476	69,285	151,014	62,715	21,117	1,835	236,681

Share of total	64%	29%	7%	0%	100%	64%	26%	9%	1%	100%

1) Includes primarily IPR licensing revenues and a major part of segment Enterprise.
						Q4 2025

Sequential change, percent						Networks	Cloud Software and Services	Enterprise	Other	Total

Americas						12%	25%	123%	-	16%

Europe, Middle East and Africa						46%	30%	45%	-	40%

South East Asia, Oceania and India						34%	14%	11%	-	27%

North East Asia						9%	140%	100%	-	36%

Other						19%	16%	-14%	16%	1%

Total						25%	31%	-9%	16%	23%

	Q4 2025					Jan-Dec 2025

Year over year change, percent	Networks	Cloud Software and Services	Enterprise	Other	Total	Networks	Cloud Software and Services	Enterprise	Other	Total

Americas	-13%	-4%	-27%	-	-11%	-3%	-2%	-21%	-101%	-3%

Europe, Middle East and Africa	11%	0%	-6%	-	7%	0%	-1%	-7%	-100%	-1%

South East Asia, Oceania and India	4%	11%	-38%	-	6%	-17%	4%	24%	-	-11%

North East Asia	-40%	24%	-75%	-100%	-27%	-19%	4%	-33%	-100%	-15%

Other	19%	13%	-26%	-13%	-9%	13%	8%	-15%	-7%	-5%

Total	-6%	3%	-25%	-16%	-5%	-5%	0%	-15%	-16%	-5%

31	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.	Accounting policies and Explanatory notes

Top 5 countries in sales

	2025				2024

Country, percentage of net sales1)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

United States	36%	40%	44%	45%	39%	44%	38%	37%

India	5%	5%	4%	7%	4%	5%	6%	10%

United Kingdom	4%	4%	4%	4%	4%	4%	3%	4%

Japan	4%	3%	4%	3%	4%	3%	6%	4%

China	3%	3%	3%	3%	5%	3%	3%	3%

	2025				2024

Country, percentage of net sales1)	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

United States	41%	43%	44%	45%	40%	40%	38%	37%

India	5%	5%	6%	7%	6%	7%	8%	10%

United Kingdom	4%	4%	4%	4%	4%	3%	3%	4%

Japan	4%	4%	4%	3%	4%	4%	5%	4%

China	3%	3%	3%	3%	4%	3%	3%	3%

1) Based on Jan-Dec 2025. Includes IPR licensing revenues.

IPR licensing revenues by segment by quarter

	2025				2024

Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	2,733	2,569	3,987	2,606	2,870	2,853	3,187	2,539

Cloud Software and Services	600	564	875	572	630	626	700	557

Total	3,333	3,133	4,862	3,178	3,500	3,479	3,887	3,096

	2025				2024

Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	11,895	9,162	6,593	2,606	11,449	8,579	5,726	2,539

Cloud Software and Services	2,611	2,011	1,447	572	2,513	1,883	1,257	557

Total	14,506	11,173	8,040	3,178	13,962	10,462	6,983	3,096

Note 3 – Financial income and expenses, net

Financial income and expenses, net

	2025				2024

Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Financial income	620	662	579	619	587	724	742	681

Financial expenses	-580	-735	-927	-805	-984	-991	-1,029	-1,099

Net foreign exchange gains/losses	-120	-139	382	112	6	-234	-74	-53

Total	-80	-212	34	-74	-391	-501	-361	-471

	2025				2024

Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Financial income	2,480	1,860	1,198	619	2,734	2,147	1,423	681

Financial expenses	-3,047	-2,467	-1,732	-805	-4,103	-3,119	-2,128	-1,099

Net foreign exchange gains/losses	235	355	494	112	-355	-361	-127	-53

Total	-332	-252	-40	-74	-1,724	-1,333	-832	-471

32	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.	Accounting policies and Explanatory notes

Note 4 – Provisions

Provisions
	2025				2024

Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Opening balance	7,823	8,652	9,093	11,715	10,544	10,200	10,065	11,706

Additions	3,005	847	1,830	1,055	3,329	2,761	2,472	783

Utilization	-1,605	-1,311	-1,853	-3,009	-1,830	-1,872	-1,448	-2,140

Of which restructuring	-721	-813	-837	-1,201	-1,201	-1,286	-755	-932

Reversal of excess amounts	-357	-370	-273	-256	-651	-333	-411	-364

Reclassification, translation difference and other	-182	5	-145	-412	323	-212	-478	80

Closing balance	8,684	7,823	8,652	9,093	11,715	10,544	10,200	10,065

Of which restructuring	1,889	1,710	2,429	2,720	3,872	3,897	3,757	2,953

	2025				2024

Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Opening balance	11,715	11,715	11,715	11,715	11,706	11,706	11,706	11,706

Additions	6,737	3,732	2,885	1,055	9,345	6,016	3,255	783

Utilization	-7,778	-6,173	-4,862	-3,009	-7,290	-5,460	-3,588	-2,140

Of which restructuring	-3,572	-2,851	-2,038	-1,201	-4,174	-2,973	-1,687	-932

Reversal of excess amounts	-1,256	-899	-529	-256	-1,759	-1,108	-775	-364

Reclassification, translation difference and other	-734	-552	-557	-412	-287	-610	-398	80

Closing balance	8,684	7,823	8,652	9,093	11,715	10,544	10,200	10,065

Of which restructuring	1,889	1,710	2,429	2,720	3,872	3,897	3,757	2,953

33	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.	Accounting policies and Explanatory notes

Note 5 – Financial risk management

There have been no changes to the fair value hierarchy categorization from that presented in the latest Annual Report. Where Level 2 and Level 3 fair value hierarchies apply, the inputs and valuation methods used remained unchanged. The book values and fair values of financial instruments are as follows:

	$		$	$		$		$		$	$		$

Financial instruments

SEK billion			Dec 31 2025							Dec 31 2024

			Fair value hierarchy level							Fair value hierarchy level

	Carrying value		Level 1	Level 2		Level 3		Carrying value		Level 1	Level 2		Level 3

Assets at fair value through profit or loss

Customer finance ¹)		1.1	-		-		1.1		4.5	-		-		4.5

Interest-bearing securities		49.9	45.4		4.5		-		31.7	30.4		1.3		-

Cash equivalents ²)		25.3	-		25.3		-		24.3	0.3		24.0		-

Other financial assets		1.9	-		-		1.9		2.7	0.8		-		1.9

Other current assets		2.9	-		2.9		-		0.2	-		0.2		-

Assets at fair value through OCI

Trade receivables		40.3	-		-		40.3		44.2	-		-		44.2

Assets at amortized costs

Interest-bearing securities		0.1	-		-		-		0.3	-		-		-

Other financial assets		0.1	-		-		-		0.3	-		-		-

Total financial assets		121.6							108.2

Financial liabilities at designated FVTPL

Parent company borrowings		-29.6	-18.8		-10.8		-		-35.7	-19.7		-16.0		-

Financial liabilities at FVTPL

Other current liabilities		-0.2	-		-0.2		-		-3.3	-		-3.3		-

Liabilities at amortized cost

Trade payables		-26.3	-		-		-		-30.2	-		-		-

Borrowings		-3.1	-		-		-		-2.3	-		-		-

Total financial liabilities		-59.2							-71.5

1) Year to date movements of customer finance receivables are as follows: additions of SEK 18.1 billion, disposals and repayments of SEK 21.2 billion and revaluation loss of SEK 0.3 billion.

2) Total Cash and cash equivalent is SEK 43.9 (43.9) billion, of which SEK 25.3 (24.3) billion relating to Cash equivalents are presented in the table above.

	$		$

Exchange rates used in the consolidation

	Jan-Dec

	2025		2024

SEK/EUR - closing rate		10.82		11.49

SEK/USD - closing rate		9.19		10.99

34	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.	Accounting policies and Explanatory notes

Note 6 – Cash flow

Information on investments Investments in assets subject to depreciation, amortization, impairment and write-downs

	2025				2024

Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Additions

Property, plant and equipment	849	491	561	729	667	540	699	434

Capitalized development expenses	352	286	193	307	323	264	327	386

IPR, brands and other intangible assets	48	81	301	57	93	78	45	1

Total	1,249	858	1,055	1,093	1,083	882	1,071	821

Depreciation, amortization and impairment losses

Property, plant and equipment	814	812	826	1,029	1,117	924	1,161	941

Capitalized development expenses	446	449	451	444	409	410	349	312

Goodwill, IPR, brands and other intangible assets	439	365	373	721	666	429	15,945	793

Right-of-use assets	486	503	527	556	623	529	560	566

Total	2,185	2,129	2,177	2,750	2,815	2,292	18,015	2,612

	2025				2024

Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Additions

Property, plant and equipment	2,630	1,781	1,290	729	2,340	1,673	1,133	434

Capitalized development expenses	1,138	786	500	307	1,300	977	713	386

IPR, brands and other intangible assets	487	439	358	57	217	124	46	1

Total	4,255	3,006	2,148	1,093	3,857	2,774	1,892	821

Depreciation, amortization and impairment losses

Property, plant and equipment	3,481	2,667	1,855	1,029	4,143	3,026	2,102	941

Capitalized development expenses	1,790	1,344	895	444	1,480	1,071	661	312

Goodwill, IPR, brands and other intangible assets	1,898	1,459	1,094	721	17,833	17,167	16,738	793

Right-of-use assets	2,072	1,586	1,083	556	2,278	1,655	1,126	566

Total	9,241	7,056	4,927	2,750	25,734	22,919	20,627	2,612

Note 7 – Contingent liabilities and Assets pledged as collateral

Contingent liabilities and Assets pledged as collateral

	Dec 31	Dec 31

SEK million	2025	2024

Contingent liabilities	4,091	3,559

Assets pledged as collateral	8,695	9,438

35	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.	Accounting policies and Explanatory notes

Note 8 – Share information

Number of shares and earnings per share

	Q4		Jan-Dec

	2025	2024	2025	2024

Number of shares, end of period (million)	3,371	3,348	3,371	3,348

Of which class A-shares (million)	262	262	262	262

Of which class B-shares (million)	3,110	3,086	3,110	3,086

Number of treasury shares, end of period (million)	38	16	38	16

Number of shares outstanding, basic, end of period (million)	3,333	3,333	3,333	3,333

Numbers of shares outstanding, diluted, end of period (million)	3,342	3,339	3,342	3,339

Average number of treasury shares (million)	38	16	31	15

Average number of shares outstanding, basic (million)	3,333	3,333	3,333	3,332

Average number of shares outstanding, diluted (million) 1)	3,342	3,339	3,342	3,339

Earnings per share, basic (SEK) 2)	2.57	1.44	8.53	0.01

Earnings per share, diluted (SEK) 1)	2.57	1.44	8.51	0.01

1) Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

2) Based on net income attributable to owners of the Parent Company.

The AGM 2025 resolved to issue 23,100,000 Class C shares for the Long-Term Variable Compensation Programs LTV II 2025 and LTV 2024 for Ericsson’s executive team and other executives. In accordance with an authorization from the AGM, the Board of Directors resolved to repurchase the new issued shares, which were subsequently converted into Class B shares. The quotient value of the repurchased shares was SEK 5.00, totalling SEK 115.5 million.

The proposed dividend for 2024 of SEK 2.85 per share was approved by the AGM on March 25, 2025. The dividend was paid in two installments. The first dividend payment of SEK 1.43 per share was made with the record date of March 27, 2025, with a payment date of April 1, 2025. The second dividend payment of SEK 1.42 per share was made with the record date September 29, 2025, with a payment date of October 2, 2025.

Note 9 – Employee information

Number of employees

	2025				2024 2)

End of period	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31

Americas	15,050	15,346	15,926	15,857	16,034	16,554	16,791	17,051

Europe, Middle East and Africa 1)	39,045	39,489	40,413	40,677	41,387	41,993	43,017	42,989

South East Asia, Oceania and India	25,189	25,358	25,591	25,991	26,389	26,327	26,558	27,016

North East Asia	9,542	9,705	10,007	10,341	10,426	11,110	11,619	12,084

Total	88,826	89,898	91,937	92,866	94,236	95,984	97,985	99,140

1) Of which in Sweden	12,806	12,967	13,476	13,222	13,420	13,633	14,109	13,849

2) 2024 has been restated to reflect the changes in the market area structure, see note 1 “Accounting policies and Other changes” for more information.

Note 10 – Information on non-adjusting event

On January 15, 2026, Ericsson announced a proposed headcount reduction in Sweden. Ericsson has submitted a notice to the Swedish Public Employment Service. Approximately 1,600 positions could be impacted in Sweden.

36	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.	Accounting policies and Explanatory notes

Alternative performance measures (unaudited)

In this section, the Company presents its Alternative Performance Measures (APMs), which are not recognized measures of financial performance under IFRS. The presentation of APMs has limitations as analytical tools and should not be considered in isolation or as a substitute for related financial measures prepared in accordance with IFRS.

APMs are presented to enhance an investor’s evaluation of ongoing operating results, to aid in forecasting future periods and to facilitate meaningful comparison of results between periods.

Management uses these APMs to, among other things, evaluate ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation. APMs should not be viewed as substitutes for income statement or cash flow items computed in accordance with IFRS.

This section also includes a reconciliation of the APMs to the most directly reconcilable line items in the financial statements. For more information about non-IFRS key operating measures, see Ericsson Annual Report 2024.

From Q1 2025, the definition of Return on capital employed (ROCE) and Capital turnover (CTO) have been updated and is based on a rolling average rather than an average of the beginning and the end of the period. Prior periods have been updated accordingly. Operating working capital has been added as an APM.

From Q1 2025, the definitions of Inventory turnover days (ITO), Days sales outstanding (DSO), Days payables outstanding (DPO) and Operating working capital days have been updated and can be found in the end of this report. Prior periods have been updated accordingly.

The Company believes the updated definitions better reflect the underlying results of the Company’s operations over time

Sales growth adjusted for comparable units and currency

Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations. Also named organic sales growth.

	2025				2024

Isolated quarters, year over year change	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Reported net sales	69,285	56,239	56,132	55,025	72,913	61,794	59,848	53,325

Acquired business	-	-	-	-	-	-	-	-

Net FX impact	6,801	4,213	4,672	-1,817	683	1,832	22	740

Comparable net sales, excluding FX impact	76,086	60,452	60,804	53,208	73,596	63,626	59,870	54,065

Comparable quarter net sales adj. for acq/div business	71,474	61,794	59,848	53,325	71,881	64,473	64,444	62,553

Organic sales growth (%)	6%	-2%	2%	0%	2%	-1%	-7%	-14%

	2025				2024

Year to date, year over year change	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Reported net sales	236,681	167,396	111,157	55,025	247,880	174,967	113,173	53,325

Acquired business	-	-	-	-	-	-	-	-

Net FX impact	13,869	7,068	2,855	-1,817	3,277	2,594	762	740

Comparable net sales, excluding FX impact	250,550	174,464	114,012	53,208	251,157	177,561	113,935	54,065

Comparable quarter net sales adj. for acq/div business	246,441	174,967	113,173	53,325	263,351	191,470	126,997	62,553

Organic sales growth (%)	2%	0%	1%	0%	-5%	-7%	-10%	-14%

37	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.	Alternative performance measures

Items excluding restructuring charges and impairments of goodwill and intangible assets

Gross income, operating expenses, and EBIT are presented excluding restructuring charges, and for certain measures, as a percentage of net sales. EBIT is also presented excluding restructuring charges and impairments of goodwill and intangible assets.

	2025				2024

Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Gross income	32,705	26,777	26,649	26,537	32,707	28,185	25,815	22,658

Net sales	69,285	56,239	56,132	55,025	72,913	61,794	59,848	53,325

Gross margin (%)	47.2%	47.6%	47.5%	48.2%	44.9%	45.6%	43.1%	42.5%

Gross income	32,705	26,777	26,649	26,537	32,707	28,185	25,815	22,658

Restructuring charges included in cost of sales	538	271	310	158	1,034	424	466	122

Adjusted gross income	33,243	27,048	26,959	26,695	33,741	28,609	26,281	22,780

Net sales	69,285	56,239	56,132	55,025	72,913	61,794	59,848	53,325

Adjusted gross margin (%)	48.0%	48.1%	48.0%	48.5%	46.3%	46.3%	43.9%	42.7%

Operating expenses	-21,942	-19,377	-20,358	-20,621	-24,391	-22,442	-38,084	-20,519

Restructuring charges included in R&D expenses	300	-41	300	20	358	966	805	-10

Restructuring charges included in selling and administrative expenses	259	73	46	103	234	163	357	93

Operating expenses excluding restructuring charges	-21,383	-19,345	-20,012	-20,498	-23,799	-21,313	-36,922	-20,436

EBIT (loss)	11,161	15,151	6,391	5,931	7,958	5,774	-13,519	4,100

Net sales	69,285	56,239	56,132	55,025	72,913	61,794	59,848	53,325

EBIT margin (%)	16.1%	26.9%	11.4%	10.8%	10.9%	9.3%	-22.6%	7.7%

EBIT (loss)	11,161	15,151	6,391	5,931	7,958	5,774	-13,519	4,100

Total restructuring charges	1,097	303	656	281	1,626	1,553	1,628	205

Adjusted EBIT (loss)	12,258	15,454	7,047	6,212	9,584	7,327	-11,891	4,305

Net sales	69,285	56,239	56,132	55,025	72,913	61,794	59,848	53,325

Adjusted EBIT margin (%)	17.7%	27.5%	12.6%	11.3%	13.1%	11.9%	-19.9%	8.1%

Adjusted EBIT (loss)	12,258	15,454	7,047	6,212	9,584	7,327	-11,891	4,305

Impairment of goodwill and intangible assets	-	-	-	-	213	-	15,120	-

Adjusted EBIT excluding impairments of goodwill and intangible assets	12,258	15,454	7,047	6,212	9,797	7,327	3,229	4,305

Net sales	69,285	56,239	56,132	55,025	72,913	61,794	59,848	53,325

Adjusted EBIT margin excluding impairments of goodwill and intangible assets (%)	17.7%	27.5%	12.6%	11.3%	13.4%	11.9%	5.4%	8.1%

	2025				2024

Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Gross income	112,668	79,963	53,186	26,537	109,365	76,658	48,473	22,658

Net sales	236,681	167,396	111,157	55,025	247,880	174,967	113,173	53,325

Gross margin (%)	47.6%	47.8%	47.8%	48.2%	44.1%	43.8%	42.8%	42.5%

Gross income	112,668	79,963	53,186	26,537	109,365	76,658	48,473	22,658

Restructuring charges included in cost of sales	1,277	739	468	158	2,046	1,012	588	122

Adjusted gross income	113,945	80,702	53,654	26,695	111,411	77,670	49,061	22,780

Net sales	236,681	167,396	111,157	55,025	247,880	174,967	113,173	53,325

Adjusted gross margin (%)	48.1%	48.2%	48.3%	48.5%	44.9%	44.4%	43.4%	42.7%

Operating expenses	-82,298	-60,356	-40,979	-20,621	-105,436	-81,045	-58,603	-20,519

Restructuring charges included in R&D expenses	579	279	320	20	2,119	1,761	795	-10

Restructuring charges included in selling and administrative expenses	481	222	149	103	847	613	450	93

Operating expenses excluding restructuring charges	-81,238	-59,855	-40,510	-20,498	-102,470	-78,671	-57,358	-20,436

EBIT (loss)	38,634	27,473	12,322	5,931	4,313	-3,645	-9,419	4,100

Net sales	236,681	167,396	111,157	55,025	247,880	174,967	113,173	53,325

EBIT margin (%)	16.3%	16.4%	11.1%	10.8%	1.7%	-2.1%	-8.3%	7.7%

EBIT (loss)	38,634	27,473	12,322	5,931	4,313	-3,645	-9,419	4,100

Total restructuring charges	2,337	1,240	937	281	5,012	3,386	1,833	205

Adjusted EBIT (loss)	40,971	28,713	13,259	6,212	9,325	-259	-7,586	4,305

Net sales	236,681	167,396	111,157	55,025	247,880	174,967	113,173	53,325

Adjusted EBIT margin (%)	17.3%	17.2%	11.9%	11.3%	3.8%	-0.1%	-6.7%	8.1%

Adjusted EBIT (loss)	40,971	28,713	13,259	6,212	9,325	-259	-7,586	4,305

Impairment of goodwill and intangible assets	-	-	-	-	15,333	15,120	15,120	-

Adjusted EBIT excluding impairments of goodwill and intangible assets	40,971	28,713	13,259	6,212	24,658	14,861	7,534	4,305

Net sales	236,681	167,396	111,157	55,025	247,880	174,967	113,173	53,325

Adjusted EBIT margin excluding impairments of goodwill and intangible assets (%)	17.3%	17.2%	11.9%	11.3%	9.9%	8.5%	6.7%	8.1%

38	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.	Alternative performance measures

EBITA and EBITA margin / Adjusted EBITA and Adjusted EBITA margin

Earnings before interest, income tax, amortizations and write-downs of acquired intangibles (including goodwill) also expressed as a percentage of net sales.

Adjusted EBITA also expressed as a percentage of net sales.

	2025				2024

Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net income (loss)	8,571	11,300	4,626	4,217	4,879	3,881	-10,999	2,613
Income tax	2,510	3,639	1,799	1,640	2,688	1,392	-2,881	1,016

Financial income and expenses, net	80	212	-34	74	391	501	361	471

Amortizations and write-downs of acquired intangibles	440	365	372	721	665	429	15,945	793

Of which segment Enterprise	406	338	346	389	549	378	15,916	762

EBITA	11,601	15,516	6,763	6,652	8,623	6,203	2,426	4,893

Net sales	69,285	56,239	56,132	55,025	72,913	61,794	59,848	53,325

EBITA margin (%)	16.7%	27.6%	12.0%	12.1%	11.8%	10.0%	4.1%	9.2%

Restructuring charges	1,097	303	656	281	1,626	1,553	1,628	205

Adjusted EBITA	12,698	15,819	7,419	6,933	10,249	7,756	4,054	5,098

Adjusted EBITA margin (%)	18.3%	28.1%	13.2%	12.6%	14.1%	12.6%	6.8%	9.6%

	2025				2024

Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Net income (loss)	28,714	20,143	8,843	4,217	374	-4,505	-8,386	2,613
Income tax	9,588	7,078	3,439	1,640	2,215	-473	-1,865	1,016

Financial income and expenses, net	332	252	40	74	1,724	1,333	832	471

Amortizations and write-downs of acquired intangibles	1,898	1,458	1,093	721	17,832	17,167	16,738	793

Of which segment Enterprise	1,479	1,073	735	389	17,605	17,056	16,678	762

EBITA	40,532	28,931	13,415	6,652	22,145	13,522	7,319	4,893

Net sales	236,681	167,396	111,157	55,025	247,880	174,967	113,173	53,325

EBITA margin (%)	17.1%	17.3%	12.1%	12.1%	8.9%	7.7%	6.5%	9.2%

Restructuring charges	2,337	1,240	937	281	5,012	3,386	1,833	205

Adjusted EBITA	42,869	30,171	14,352	6,933	27,157	16,908	9,152	5,098

Adjusted EBITA margin (%)	18.1%	18.0%	12.9%	12.6%	11.0%	9.7%	8.1%	9.6%

Additionally, Ericsson provides forward-looking targets for adjusted EBITA margin and Free cash flow before M&A as a percentage of net sales, which are non-IFRS financial measures. Ericsson has not provided quantitative reconciliation of these targets to the most directly comparable IFRS measures because certain information needed to reconcile these non-IFRS financial measures to the most comparable IFRS financial measures are dependent on specific items or impacts that are not yet determined, are subject to incarcerating and variability in timing and amount due to their nature, are outside of Ericsson’s control or cannot be predicted, including items and impacts such as currency exchange rate changes, acquisitions and disposals, and charges such as impairments or acquisition related charges. Accordingly, reconciliation of these non-IFRS forward-looking financial measures are not available without unreasonable efforts. Such unavailable reconciling items could significantly impact our results of operations and financial condition.

Rolling four quarters of net sales and adjusted EBITA margin (%)

Net sales, EBITA margin and restructuring charges as a sum of last four quarters.

	2025				2024

Rolling four quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net sales	236,681	240,309	245,864	249,580	247,880	246,848	249,527	254,123

EBITA	40,532	37,554	28,241	23,904	22,145	20,216	17,841	15,957

Restructuring charges	2,337	2,866	4,116	5,088	5,012	4,906	4,241	5,746

Adjusted EBITA	42,869	40,420	32,357	28,992	27,157	25,122	22,082	21,703

Adjusted EBITA margin (%)	18.1%	16.8%	13.2%	11.6%	11.0%	10.2%	8.8%	8.5%

39	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.	Alternative performance measures

Gross cash and net cash, end of period

Gross cash: Cash and cash equivalents plus interest-bearing securities (current and non-current).

Net cash: Cash and cash equivalents plus interest-bearing securities (current and non-current) less borrowings (current and non-current).

	2025				2024

SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Cash and cash equivalents	43,926	42,695	33,620	44,590	43,885	37,323	28,736	31,848

+ Interest-bearing securities, current	12,715	8,345	6,790	5,147	12,546	10,063	13,838	8,948

+ Interest-bearing securities, non-current	37,298	37,370	32,859	24,436	19,440	14,806	11,146	11,177

Gross cash, end of period	93,939	88,410	73,269	74,173	75,871	62,192	53,720	51,973

- Borrowings, current	3,538	6,680	7,285	5,597	6,137	3,134	8,067	8,491

- Borrowings, non-current	29,165	29,872	29,944	29,929	31,904	33,524	32,520	32,675

Net cash, end of period	61,236	51,858	36,040	38,647	37,830	25,534	13,133	10,807

Capital employed

Total assets less non-interest-bearing provisions and liabilities (which includes non-current provisions, deferred tax liabilities, contract liabilities, other non-current liabilities, current provisions, trade payables, current tax liabilities and other current liabilities).

	2025				2024

SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Total assets	279,223	282,476	270,555	277,978	292,374	272,450	278,486	299,523

Less: Non-interest-bearing provisions and liabilities

Provisions, non-current	2,993	2,478	2,365	2,541	3,511	3,036	2,642	3,952

Deferred tax liabilities	152	1,349	1,390	1,365	1,295	1,255	1,295	3,999

Other non-current liabilities	1,292	899	870	888	996	889	865	839

Provisions, current	5,691	5,345	6,287	6,552	8,204	7,508	7,558	6,113

Contract liabilities	36,867	40,642	44,370	46,757	41,229	39,540	40,704	42,538

Trade payables	26,335	25,352	24,804	26,450	30,173	25,888	26,731	25,305

Current tax liabilities	2,679	6,069	3,609	2,664	3,322	3,821	3,710	3,810

Other current liabilities	34,038	34,605	32,521	41,655	40,677	36,903	38,485	35,786

Capital employed	169,176	165,737	154,339	149,106	162,967	153,610	156,496	177,181

Capital turnover

Rolling four quarters of net sales divided by five-point average for capital employed.

The definition is updated from Q1 2025. Prior periods are updated accordingly. Refer to the clarification provided at the beginning of the APM section.

	2025				2024

SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net sales, rolling four quarters	236,681	240,309	245,864	249,580	247,880	246,848	249,527	254,123

Average capital employed, rolling five quarters

Capital employed at end of period -4	162,967	153,610	156,496	177,181	177,965	170,926	197,676	195,403

Capital employed at end of period -3	149,106	162,967	153,610	156,496	177,181	177,965	170,926	197,676

Capital employed at end of period -2	154,339	149,106	162,967	153,610	156,496	177,181	177,965	170,926

Capital employed at end of period -1	165,737	154,339	149,106	162,967	153,610	156,496	177,181	177,965

Capital employed at end of period	169,176	165,737	154,339	149,106	162,967	153,610	156,496	177,181

Average capital employed, rolling five quarters	160,265	157,152	155,304	159,872	165,644	167,236	176,049	183,830

Capital turnover (times)	1.5	1.5	1.6	1.6	1.5	1.5	1.4	1.4

40	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.	Alternative performance measures

Return on capital employed

Rolling four quarters of EBIT divided by five-point average for capital employed.

The definition is updated from Q1 2025. Prior periods are updated accordingly. Refer to the clarification provided at the beginning of the APM section.

	2025				2024
SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

EBIT (loss), rolling four quarters	38,634	35,431	26,054	6,144	4,313	2,203	-32,479	-19,272

Average capital employed, rolling five quarters

Capital employed at end of period -4	162,967	153,610	156,496	177,181	177,965	170,926	197,676	195,403

Capital employed at end of period -3	149,106	162,967	153,610	156,496	177,181	177,965	170,926	197,676

Capital employed at end of period -2	154,339	149,106	162,967	153,610	156,496	177,181	177,965	170,926

Capital employed at end of period -1	165,737	154,339	149,106	162,967	153,610	156,496	177,181	177,965

Capital employed at end of period	169,176	165,737	154,339	149,106	162,967	153,610	156,496	177,181

Average capital employed, rolling five quarters	160,265	157,152	155,304	159,872	165,644	167,236	176,049	183,830

Return on capital employed (%)	24.1%	22.5%	16.8%	3.8%	2.6%	1.3%	-18.4%	-10.5%

Equity ratio

Equity expressed as a percentage of total assets.

	2025				2024
SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Total equity	110,264	102,494	85,699	84,858	92,983	85,355	82,467	107,639

Total assets	279,223	282,476	270,555	277,978	292,374	272,450	278,486	299,523

Equity ratio (%)	39.5%	36.3%	31.7%	30.5%	31.8%	31.3%	29.6%	35.9%

Return on equity

Annualized net income attributable to owners of the Parent Company as a percentage of average stockholders’ equity.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2025				2024
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net income (loss) attributable to owners of the Parent Company	8,563	11,149	4,567	4,149	4,779	3,814	-11,132	2,559

Annualized	34,252	44,596	18,268	16,596	19,116	15,256	-44,528	10,236

Average stockholders’ equity

Stockholders’ equity, beginning of period	102,658	86,748	86,039	94,284	86,630	83,840	109,137	98,673

Stockholders’ equity, end of period	109,535	102,658	86,748	86,039	94,284	86,630	83,840	109,137

Average stockholders’ equity	106,097	94,703	86,394	90,162	90,457	85,235	96,489	103,905

Return on equity (%)	32.3%	47.1%	21.1%	18.4%	21.1%	17.9%	-46.1%	9.9%

	2025				2024
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Net income (loss) attributable to owners of the Parent Company	28,428	19,865	8,716	4,149	20	-4,759	-8,573	2,559

Annualized	28,428	26,487	17,432	16,596	20	-6,345	-17,146	10,236

Average stockholders’ equity

Stockholders’ equity, beginning of period	94,284	94,284	94,284	94,284	98,673	98,673	98,673	98,673

Stockholders’ equity, end of period	109,535	102,658	86,748	86,039	94,284	86,630	83,840	109,137

Average stockholders’ equity	101,910	98,471	90,516	90,162	96,479	92,652	91,257	103,905

Return on equity (%)	27.9%	26.9%	19.3%	18.4%	0.0%	-6.8%	-18.8%	9.9%

41	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.	Alternative performance measures

Operating working capital

Inventories, contract assets, trade receivables, customer finance (current and non-current), advances to suppliers and prepaid expenses less contract liabilities and trade payables.

Operating working capital is added from Q1 2025. Refer to the clarification provided at the beginning of the APM section.

	2025				2024
SEK million	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31

Inventories	23,451	27,519	27,068	27,649	27,125	29,004	30,897	34,564

Contract assets	7,333	7,494	6,618	5,735	6,924	7,568	6,851	6,715

Trade receivables	40,327	38,136	39,107	41,428	44,151	38,018	43,578	46,246

Customer finance, current	852	1,290	1,879	2,396	4,332	3,843	4,590	3,717

Customer finance, non-current	238	242	78	27	190	221	843	1,406

Advance payments to suppliers 1)	46	39	41	46	47	108	146	167

Prepaid expenses 1)	2,390	2,443	3,025	3,749	2,659	2,737	3,244	3,501

Less: Contract liabilities	36,867	40,642	44,370	46,757	41,229	39,540	40,704	42,538

Less: Trade payables	26,335	25,352	24,804	26,450	30,173	25,888	26,731	25,305

Operating working capital	11,435	11,169	8,642	7,823	14,026	16,071	22,714	28,473

1) Part of Other current receivables in the consolidated balance sheet.

Free cash flow before M&A / Free cash flow after M&A / Free cash flow before M&A (% of net sales)

Free cash flow before M&A: Cash flow from operating activities less net capital expenditures, other investments (excluding M&A) and repayment of lease liabilities.

Free cash flow after M&A: Cash flow from operating activities less net capital expenditures, other investments and repayment of lease liabilities.

Free cash flow before M&A (% of net sales): Free cash flow before M&A as a percentage of net sales.

	2025				2024
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Cash flow from operating activities	16,507	7,939	4,150	4,358	17,513	14,397	9,276	5,075

Net capital expenditures and other investments (excl. M&A)

Investments in property, plant and equipment	-849	-491	-561	-729	-667	-540	-699	-434

Sales of property, plant and equipment	56	57	40	39	14	36	42	24

Product development	-352	-286	-193	-307	-323	-264	-327	-386

Other investments 1)	-47	-81	-301	-64	-87	-78	-39	-7

Repayment of lease liabilities	-462	-507	-554	-593	-626	-607	-658	-601

Free cash flow before M&A	14,853	6,631	2,581	2,704	15,824	12,944	7,595	3,671

Acquisitions/divestments of subs and other operations, net	338	10,064	141	-4	-95	-62	-48	-106

Free cash flow after M&A	15,191	16,695	2,722	2,700	15,729	12,882	7,547	3,565

Net sales	69,285	56,239	56,132	55,025	72,913	61,794	59,848	53,325

Free cash flow before M&A (% of net sales)	21.4%	11.8%	4.6%	4.9%	21.7%	20.9%	12.7%	6.9%

	2025				2024
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Cash flow from operating activities	32,954	16,447	8,508	4,358	46,261	28,748	14,351	5,075

Net capital expenditures and other investments (excl. M&A)

Investments in property, plant and equipment	-2,630	-1,781	-1,290	-729	-2,340	-1,673	-1,133	-434

Sales of property, plant and equipment	192	136	79	39	116	102	66	24

Product development	-1,138	-786	-500	-307	-1,300	-977	-713	-386

Other investments 1)	-493	-446	-365	-64	-211	-124	-46	-7

Repayment of lease liabilities	-2,116	-1,654	-1,147	-593	-2,492	-1,866	-1,259	-601

Free cash flow before M&A	26,769	11,916	5,285	2,704	40,034	24,210	11,266	3,671

Acquisitions/divestments of subs and other operations, net	10,539	10,201	137	-4	-311	-216	-154	-106

Free cash flow after M&A	37,308	22,117	5,422	2,700	39,723	23,994	11,112	3,565

Net sales	236,681	167,396	111,157	55,025	247,880	174,967	113,173	53,325

Free cash flow before M&A (% of net sales)	11.3%	7.1%	4.8%	4.9%	16.2%	13.8%	10.0%	6.9%

1)

Other investments is part of the line item Other investing activities in the Consolidated cash flow statement. The differences are movements in other interest-bearing assets, which are not to be part of the definition of Free cash flow.

42	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.	Alternative performance measures

Sales growth by segment adjusted for comparable units and currency

	2025				2024
Isolated quarter, year over year change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	4%	-5%	3%	3%	5%	-1%	-11%	-19%

Cloud Software and Services	12%	9%	1%	-3%	0%	-1%	0%	-2%

Enterprise	2%	-7%	-6%	-7%	-7%	-3%	0%	1%

Other	-10%	-15%	-1%	-23%	-10%	-26%	-5%	-14%

Total	6%	-2%	2%	0%	2%	-1%	-7%	-14%

	2025				2024
Year to date, year over year change, percent	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	1%	0%	3%	3%	-6%	-10%	-15%	-19%

Cloud Software and Services	6%	2%	-1%	-3%	-1%	-1%	-1%	-2%

Enterprise	-5%	-7%	-6%	-7%	-2%	-1%	1%	1%

Other	-13%	-14%	-13%	-23%	-15%	-16%	-10%	-14%

Total	2%	0%	1%	0%	-5%	-7%	-10%	-14%

Sales growth by market area adjusted for comparable units and currency *
	2025				2024
Isolated quarter, year over year change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Americas	-1%	-8%	10%	20%	40%	42%	10%	-16%

Europe, Middle East and Africa	13%	3%	-1%	-7%	-4%	-6%	-4%	-1%

South East Asia, Oceania and India	19%	1%	-22%	-17%	-28%	-43%	-44%	-37%

North East Asia	-16%	10%	-15%	-8%	-22%	-29%	-3%	-16%

Other	13%	-2%	15%	-6%	3%	5%	7%	8%

Total	6%	-2%	2%	0%	2%	-1%	-7%	-14%

	2025				2024
Year to date, year over year change, percent	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Americas	4%	6%	14%	20%	18%	10%	-4%	-16%

Europe, Middle East and Africa	3%	-2%	-4%	-7%	-4%	-4%	-3%	-1%

South East Asia, Oceania and India	-4%	-13%	-19%	-17%	-38%	-41%	-41%	-37%

North East Asia	-9%	-5%	-12%	-8%	-19%	-16%	-9%	-16%

Other	5%	3%	5%	-6%	6%	6%	7%	8%

Total	2%	0%	1%	0%	-5%	-7%	-10%	-14%

* Q1-Q3 2025 and 2024 have been restated to reflect changes in the market area structure. On February 25, 2025, the new market area structure was announced, and during Q4 2025 one additional country was added to Americas.

Rolling four quarters of net sales by segment
	2025				2024
Rolling four quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	151,014	153,611	158,203	160,135	158,207	156,408	157,929	162,690

Cloud Software and Services	62,715	62,141	61,748	62,565	62,635	62,736	63,347	63,275

Enterprise	21,117	22,629	23,890	24,826	24,863	25,471	25,825	25,720

Other	1,835	1,928	2,023	2,054	2,175	2,233	2,426	2,438

Total	236,681	240,309	245,864	249,580	247,880	246,848	249,527	254,123

43	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.	Alternative performance measures

Gross margin by segment by quarter

	2025				2024
Isolated quarters, as percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	49.0%	50.0%	49.3%	50.8%	47.7%	48.3%	45.5%	44.0%

Cloud Software and Services	43.1%	42.1%	41.5%	39.1%	37.2%	37.0%	35.6%	37.1%

Enterprise	52.1%	51.6%	54.9%	56.3%	54.3%	52.3%	51.0%	48.0%

Other	7.4%	0.0%	0.4%	3.8%	-29.5%	1.8%	-8.1%	18.2%

Total	47.2%	47.6%	47.5%	48.2%	44.9%	45.6%	43.1%	42.5%

	2025				2024
Year to date, as percentage of net sales	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	49.7%	50.0%	50.1%	50.8%	46.6%	46.1%	44.8%	44.0%

Cloud Software and Services	41.7%	41.0%	40.4%	39.1%	36.8%	36.5%	36.3%	37.1%

Enterprise	53.9%	54.4%	55.6%	56.3%	51.4%	50.5%	49.6%	48.0%

Other	3.0%	1.5%	2.1%	3.8%	-4.2%	4.7%	6.1%	18.2%

Total	47.6%	47.8%	47.8%	48.2%	44.1%	43.8%	42.8%	42.5%

EBIT margin by segment by quarter
	2025				2024
Isolated quarters, as percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	21.1%	20.0%	17.8%	19.8%	19.8%	18.7%	12.6%	12.3%

Cloud Software and Services	16.8%	11.2%	5.8%	0.5%	5.6%	-3.0%	-4.8%	-2.8%

Enterprise	-33.3%	131.5%	-15.7%	-17.1%	-30.8%	-19.0%	-268.7%	-26.5%

Other	1.1%	-71.5%	9.5%	-35.0%	-93.5%	-14.6%	-23.2%	317.5%

Total	16.1%	26.9%	11.4%	10.8%	10.9%	9.3%	-22.6%	7.7%

	2025				2024
Year to date, as percentage of net sales	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	19.7%	19.2%	18.8%	19.8%	16.2%	14.7%	12.5%	12.3%

Cloud Software and Services	9.6%	6.2%	3.3%	0.5%	-0.7%	-3.6%	-3.9%	-2.8%

Enterprise	15.3%	28.8%	-16.4%	-17.1%	-88.8%	-107.6%	-152.6%	-26.5%

Other	-22.3%	-30.5%	-12.8%	-35.0%	53.6%	105.7%	161.1%	317.5%

Total	16.3%	16.4%	11.1%	10.8%	1.7%	-2.1%	-8.3%	7.7%

44	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.	Alternative performance measures

EBITA and EBITA margin by segment by quarter

	2025				2024
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	9,348	7,096	6,397	7,367	9,375	7,536	4,771	4,179

Cloud Software and Services	3,368	1,726	845	76	1,107	-436	-721	-355

Enterprise	-1,120	6,987	-524	-625	-1,327	-823	-1,508	-820

Other	5	-293	45	-166	-532	-74	-116	1,889

Total	11,601	15,516	6,763	6,652	8,623	6,203	2,426	4,893

	2025				2024
Isolated quarters, as percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	21.1%	20.0%	17.9%	20.7%	20.0%	18.8%	12.7%	12.4%

Cloud Software and Services	16.8%	11.2%	5.9%	0.6%	5.7%	-2.9%	-4.7%	-2.7%

Enterprise	-24.5%	138.1%	-9.4%	-10.5%	-21.8%	-13.0%	-23.3%	-13.7%

Other	1.1%	-71.3%	9.5%	-35.0%	-93.5%	-14.6%	-23.0%	317.5%

Total	16.7%	27.6%	12.0%	12.1%	11.8%	10.0%	4.1%	9.2%

	2025				2024
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	30,208	20,860	13,764	7,367	25,861	16,486	8,950	4,179

Cloud Software and Services	6,015	2,647	921	76	-405	-1,512	-1,076	-355

Enterprise	4,718	5,838	-1,149	-625	-4,478	-3,151	-2,328	-820

Other	-409	-414	-121	-166	1,167	1,699	1,773	1,889

Total	40,532	28,931	13,415	6,652	22,145	13,522	7,319	4,893

		2025				2024
Year to date, as percentage of net sales	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	20.0%	19.5%	19.3%	20.7%	16.3%	14.8%	12.5%	12.4%

Cloud Software and Services	9.6%	6.2%	3.4%	0.6%	-0.6%	-3.5%	-3.8%	-2.7%

Enterprise	22.3%	35.3%	-10.0%	-10.5%	-18.0%	-16.8%	-18.7%	-13.7%

Other	-22.3%	-30.5%	-12.8%	-35.0%	53.7%	105.8%	161.2%	317.5%

Total	17.1%	17.3%	12.1%	12.1%	8.9%	7.7%	6.5%	9.2%

45	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.	Alternative performance measures

Restructuring charges by function

	2025				2024
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Cost of sales	-538	-271	-310	-158	-1,034	-424	-466	-122

Research and development expenses	-300	41	-300	-20	-358	-966	-805	10

Selling and administrative expenses	-259	-73	-46	-103	-234	-163	-357	-93

Total	-1,097	-303	-656	-281	-1,626	-1,553	-1,628	-205

	2025				2024
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Cost of sales	-1,277	-739	-468	-158	-2,046	-1,012	-588	-122

Research and development expenses	-579	-279	-320	-20	-2,119	-1,761	-795	10

Selling and administrative expenses	-481	-222	-149	-103	-847	-613	-450	-93

Total	-2,337	-1,240	-937	-281	-5,012	-3,386	-1,833	-205

Restructuring charges by segment

	2025				2024
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	-710	-79	-109	-108	-738	-585	-481	-95

of which cost of sales	-270	-45	-67	-55	-645	-163	-214	-68

of which operating expenses	-440	-34	-42	-53	-93	-422	-267	-27

Cloud Software and Services	-349	-193	-538	-74	-695	-863	-816	-60

of which cost of sales	-240	-222	-243	-102	-348	-243	-246	-49

of which operating expenses	-109	29	-295	28	-347	-620	-570	-11

Enterprise	-5	-27	-9	-97	-150	-38	-285	-38

of which cost of sales	-1	0	0	1	-2	-1	-3	-5

of which operating expenses	-4	-27	-9	-98	-148	-37	-282	-33

Other	-33	-4	0	-2	-43	-67	-46	-12

of which cost of sales	-27	-4	0	-2	-39	-17	-3	0

of which operating expenses	-6	0	0	0	-4	-50	-43	-12

Total	-1,097	-303	-656	-281	-1,626	-1,553	-1,628	-205

	2025				2024
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	-1,006	-296	-217	-108	-1,899	-1,161	-576	-95

of which cost of sales	-437	-167	-122	-55	-1,090	-445	-282	-68

of which operating expenses	-569	-129	-95	-53	-809	-716	-294	-27

Cloud Software and Services	-1,154	-805	-612	-74	-2,434	-1,739	-876	-60

of which cost of sales	-807	-567	-345	-102	-886	-538	-295	-49

of which operating expenses	-347	-238	-267	28	-1,548	-1,201	-581	-11

Enterprise	-138	-133	-106	-97	-511	-361	-323	-38

of which cost of sales	0	1	1	1	-11	-9	-8	-5

of which operating expenses	-138	-134	-107	-98	-500	-352	-315	-33

Other	-39	-6	-2	-2	-168	-125	-58	-12

of which cost of sales	-33	-6	-2	-2	-59	-20	-3	0

of which operating expenses	-6	0	0	0	-109	-105	-55	-12

Total	-2,337	-1,240	-937	-281	-5,012	-3,386	-1,833	-205

46	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.	Alternative performance measures

Adjusted gross income and Adjusted gross margin by segment
	2025				2024
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	21,918	17,750	17,705	18,167	22,971	19,495	17,353	14,919

Cloud Software and Services	8,876	6,685	6,207	5,171	7,591	5,780	5,653	4,883

Enterprise	2,387	2,609	3,045	3,337	3,308	3,308	3,313	2,870

Other	62	4	2	20	-129	26	-38	108

Total	33,243	27,048	26,959	26,695	33,741	28,609	26,281	22,780

	2025				2024
Isolated quarters, as percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	49.6%	50.1%	49.5%	51.0%	49.1%	48.7%	46.1%	44.3%

Cloud Software and Services	44.3%	43.6%	43.2%	39.9%	39.0%	38.7%	37.2%	37.4%

Enterprise	52.1%	51.6%	54.9%	56.2%	54.3%	52.4%	51.1%	48.1%

Other	13.0%	1.0%	0.4%	4.2%	-22.7%	5.1%	-7.5%	18.2%

Total	48.0%	48.1%	48.0%	48.5%	46.3%	46.3%	43.9%	42.7%

	2025				2024
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	75,540	53,622	35,872	18,167	74,738	51,767	32,272	14,919

Cloud Software and Services	26,939	18,063	11,378	5,171	23,907	16,316	10,536	4,883

Enterprise	11,378	8,991	6,382	3,337	12,799	9,491	6,183	2,870

Other	88	26	22	20	-33	96	70	108

Total	113,945	80,702	53,654	26,695	111,411	77,670	49,061	22,780

	2025				2024
Year to date, as percentage of net sales	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	50.0%	50.2%	50.2%	51.0%	47.2%	46.5%	45.2%	44.3%

Cloud Software and Services	43.0%	42.3%	41.6%	39.9%	38.2%	37.8%	37.3%	37.4%

Enterprise	53.9%	54.4%	55.6%	56.2%	51.5%	50.6%	49.6%	48.1%

Other	4.8%	1.9%	2.3%	4.2%	-1.5%	6.0%	6.4%	18.2%

Total	48.1%	48.2%	48.3%	48.5%	44.9%	44.4%	43.4%	42.7%

47	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.	Alternative performance measures

Adjusted EBIT (loss) and Adjusted EBIT margin by segment
	2025				2024
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	10,028	7,154	6,485	7,148	10,005	8,077	5,231	4,251

Cloud Software and Services	3,713	1,914	1,378	145	1,794	420	88	-303

Enterprise	-1,521	6,676	-861	-917	-1,726	-1,163	-17,139	-1,544

Other	38	-290	45	-164	-489	-7	-71	1,901

Total	12,258	15,454	7,047	6,212	9,584	7,327	-11,891	4,305

	2025				2024
Isolated quarters, as percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	22.7%	20.2%	18.1%	20.1%	21.4%	20.2%	13.9%	12.6%

Cloud Software and Services	18.5%	12.5%	9.6%	1.1%	9.2%	2.8%	0.6%	-2.3%

Enterprise	-33.2%	132.0%	-15.5%	-15.5%	-28.3%	-18.4%	-264.3%	-25.9%

Other	8.0%	-70.6%	9.5%	-34.6%	-85.9%	-1.4%	-14.1%	319.5%

Total	17.7%	27.5%	12.6%	11.3%	13.1%	11.9%	-19.9%	8.1%

	2025				2024
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	30,815	20,787	13,633	7,148	27,564	17,559	9,482	4,251

Cloud Software and Services	7,150	3,437	1,523	145	1,999	205	-215	-303

Enterprise	3,377	4,898	-1,778	-917	-21,572	-19,846	-18,683	-1,544

Other	-371	-409	-119	-164	1,334	1,823	1,830	1,901

Total	40,971	28,713	13,259	6,212	9,325	-259	-7,586	4,305

	2025				2024
Year to date, as percentage of net sales	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	20.4%	19.5%	19.1%	20.1%	17.4%	15.8%	13.3%	12.6%

Cloud Software and Services	11.4%	8.1%	5.6%	1.1%	3.2%	0.5%	-0.8%	-2.3%

Enterprise	16.0%	29.6%	-15.5%	-15.5%	-86.8%	-105.7%	-150.0%	-25.9%

Other	-20.2%	-30.1%	-12.6%	-34.6%	61.3%	113.5%	166.4%	319.5%

Total	17.3%	17.2%	11.9%	11.3%	3.8%	-0.1%	-6.7%	8.1%

Rolling four quarters of adjusted EBITA margin by segment (%)

	2025				2024
Rolling four quarters, as percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	20.7%	20.4%	20.4%	19.3%	17.5%	16.0%	14.0%	13.4%

Cloud Software and Services	11.4%	8.5%	6.1%	4.0%	3.2%	3.6%	3.6%	3.0%

Enterprise	23.0%	21.2%	-12.6%	-15.0%	-16.0%	-14.1%	-13.2%	-11.7%

Other	-20.2%	-46.5%	-30.4%	-35.5%	61.4%	62.0%	43.6%	43.9%

Total	18.1%	16.8%	13.2%	11.6%	11.0%	10.2%	8.8%	8.5%

48	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.	Alternative performance measures

Adjusted EBITA and Adjusted EBITA margin by segment
	2025				2024
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	10,058	7,175	6,506	7,475	10,113	8,121	5,252	4,274

Cloud Software and Services	3,717	1,919	1,383	150	1,802	427	95	-295

Enterprise	-1,115	7,014	-515	-528	-1,177	-785	-1,223	-782

Other	38	-289	45	-164	-489	-7	-70	1,901

Total	12,698	15,819	7,419	6,933	10,249	7,756	4,054	5,098

	2025				2024

Isolated quarters, as percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	22.8%	20.3%	18.2%	21.0%	21.6%	20.3%	13.9%	12.7%

Cloud Software and Services	18.6%	12.5%	9.6%	1.2%	9.3%	2.9%	0.6%	-2.3%

Enterprise	-24.4%	138.7%	-9.3%	-8.9%	-19.3%	-12.4%	-18.9%	-13.1%

Other	8.0%	-70.3%	9.5%	-34.6%	-85.9%	-1.4%	-13.9%	319.5%

Total	18.3%	28.1%	13.2%	12.6%	14.1%	12.6%	6.8%	9.6%

	2025				2024
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	31,214	21,156	13,981	7,475	27,760	17,647	9,526	4,274

Cloud Software and Services	7,169	3,452	1,533	150	2,029	227	-200	-295

Enterprise	4,856	5,971	-1,043	-528	-3,967	-2,790	-2,005	-782

Other	-370	-408	-119	-164	1,335	1,824	1,831	1,901

Total	42,869	30,171	14,352	6,933	27,157	16,908	9,152	5,098

	2025				2024

Year to date, as percentage of net sales	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	20.7%	19.8%	19.6%	21.0%	17.5%	15.8%	13.3%	12.7%

Cloud Software and Services	11.4%	8.1%	5.6%	1.2%	3.2%	0.5%	-0.7%	-2.3%

Enterprise	23.0%	36.1%	-9.1%	-8.9%	-16.0%	-14.9%	-16.1%	-13.1%

Other	-20.2%	-30.0%	-12.6%	-34.6%	61.4%	113.6%	166.5%	319.5%

Total	18.1%	18.0%	12.9%	12.6%	11.0%	9.7%	8.1%	9.6%

Operating working capital days

Inventory turnover days (ITO): Five quarter average inventory divided by four quarter rolling absolute value of cost of sales excluding restructuring charges multiplied by 365, expressed as number of days.

Days sales outstanding (DSO): Five quarter average of contract assets, trade receivables and customer finance (current and non-current) less contract liabilities divided by four quarter rolling net sales multiplied by 365, expressed as number of days.

Days payables outstanding (DPO): Five quarter average of advances to suppliers and prepaid expenses less trade payables divided by four quarter rolling absolute value of cost of sales excluding restructuring charges multiplied by 365, expressed as number of days.

Operating working capital days: ITO plus DSO less DPO

The definition is updated from Q1 2025. Prior periods are updated accordingly. Refer to the clarification provided at the beginning of the APM section.

	2025				2024
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Inventory turnover days (ITO)	79	80	80	81	84	92	97	100

Days sales outstanding (DSO)	12	11	14	17	23	26	29	30

Less: Days payables outstanding (DPO)	71	68	66	64	64	63	64	65

Operating working capital days	20	23	28	34	43	55	62	65

49	Ericsson | Fourth quarter and full-year report 2025. January 23, 2026.	Alternative performance measures

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ CHRIS HOUGHTON
Chris Houghton
Senior Vice President, Chief Operating Officer

By:	/s/ LARS SANDSTRÖM
Lars Sandström
Senior Vice President, Chief Financial Officer

Date: January 23, 2026